The following is an unofficial English translation of the Reports for the 13th Fiscal Year of Jupiter Telecommunications Co., Ltd. The Company provides this translation for your reference and convenience only and without warranty as to its accuracy or otherwise.

(Attachment to Notice of Convocation of the 13th Ordinary Meeting of Shareholders)

AR/S
12-31-06

Reports for the 13th Fiscal Year

January 1, 2006, through December 31, 2006

07024403

SUPPL

To All Shareholders

We wish to express our sincere thanks for the exceptional favor you have always shown us.

We have the pleasure of reporting to you our general condition of operations for the 13th Fiscal Year (January 1, 2006, through December 31, 2006) as set forth below.

We sincerely appreciate your understanding and support.

March 2007
Tomoyuki Moriizumi
President & CEO

dlw 6/13

Business Report

January 1, 2006 to December 31, 2006

I. Current State of the J:COM Group

(1) Business Progress and Results

●Business Environment

In the term under review, Japan's economy continued to gradually expand despite some elements of instability such as volatile crude oil prices and uncertainty in personal consumption, as a high level of corporate earnings continued to drive an increase in plant and equipment investment. J:COM finds itself in a rapidly changing environment where broadcasting and communications have been moving toward integration at an accelerating pace, and competition between satellite and telecommunications companies is rapidly intensifying.

In this market environment, the J:COM Group is engaged in a management strategy of increasing the number of subscribing households (expanding volume) and improving the average revenue per user, or ARPU (increasing value).

The J:COM Group currently deploys approximately 1,800 sales representatives, excluding Cable West Inc., all across Japan, using a locally oriented consultative sales approach which emphasizes face-to-face meetings with customers and listening to their individual needs. The J:COM Group has also opened outbound call centers as part of efforts to strengthen sales and marketing capabilities in the areas where J:COM services are provided. Direct visits by sales representatives are extremely effective in helping customers to understand sophisticated service content and how to use their equipment, and they also play an important role in giving a face to J:COM's business, which helps to gain the trust and confidence of customers. In April 2006, the J:COM Group's cable television service (J:COM TV) introduced an HDR set-top box (*1) that enables recording of high-definition programs to an internal hard disk drive, becoming the first cable television operator in Japan with such a service. The cable television service also expanded video-on-demand (VOD) as well as high-definition programs exclusive to cable television operators, distinguishing itself from other cable television companies with its provision of high value-added services. Furthermore, in March 2006 the J:COM Group added a mobile telecommunications service (J:COM MOBILE) to its stable of services, which already included cable television (J:COM TV), high-speed Internet access (J:COM NET), and telephony services (J:COM PHONE). With this move, J:COM went from a triple play provider to a grand slam provider offering four different services with strong synergistic effects.

As a result, the number of households subscribing to any of the three services of cable television, high-speed Internet access, and telephony provided by the consolidated J:COM Group (all

subsidiaries excluding managed system operators, which are equity method affiliates) increased by 509,400 year-on-year to reach a total of 2,512,200 households (on a total managed system operator basis, the year-on-year increase was 485,700 for a total of 2,621,700). In addition, total services provided by the consolidated J:COM Group showed a year-on-year increase of 877,600 to 4,338,000 (on a total managed system operator basis, the increase was 840,100 for a total of 4,518,600). ARPU increased 249 yen over the previous term to 7,787 yen (on a total managed system operator basis, increased 260 yen over previous term to 7,757 yen). The bundling ratio which indicates the number of services provided per household was unchanged at 1.73 from December 31, 2005. The bundling ratio excluding Cable West Inc. improved to 1.78 as of December 31, 2006 from 1.73 as of December 31, 2005.

As a result of the increase in the number of subscribing households and in ARPU, consolidated revenue for the term under review increased 21% year-on-year to 221,915 million yen, and consolidated net income was up 27% to 24,481 million yen.

J:COM considers the return of profits to its shareholders as a very important management issue. In the term under review, however, the Company decided to keep its capital surplus to maintain and strengthen its financial standing to enable business development that would maximize is corporate value for future growth. Therefore, the Company decided not to pay a dividend at this time.

The status of specific efforts in each of the services is as follows.

*(*1) A set-top box is a tuner for receiving cable television programming.*

Cable television (J:COM TV)

The number of cable television subscriber households in the consolidated J:COM Group increased by 424,400 year-on-year to reach 2,109,300 households (on a total managed system operator basis, the year-on-year increase was 399,600 for a total of 2,195,900 households), of which the number of subscribers to J:COM TV Digital rose by 468,100 households, to reach 1,088,900 households or 51.6% of all cable television subscribing households (on a total managed system operator basis, the year-on-year increase was 476,800 to reach 1,127,500 households or 51.3% of all cable television subscribing households).

In April 2006, the J:COM Group launched its digital video recording (DVR) service, which uses an HDR set-top box. This service is available for an additional monthly rate of 840 yen (tax included), to bring the J:COM TV Digital monthly rate to 6,069 yen (including tax and the rental fee for the set-top box). This service enables internal hard disk drive recording of terrestrial, BS, and cable television high-definition digital programming in the original high-definition quality (*2). It can also record one program while watching another or record two programs at the same time. There is also an electronic

programming guide (*3) to simplify timer recording and a "time shift" function (*4) to significantly improve convenience for users. These HDR features have quickly won the service popularity among users as 118,000 applications were received from the opening of applications in March 2006 to the end of the fiscal year. Also, in May 2006, the J:COM Group completed the roll-out of InteracTV, a free of charge service that displays on a subscriber's television screen useful lifestyle information and regional and local governmental information, and it is now available through all managed system operators (excluding Cable West Inc.). The movie channel Movie Plus HD, the third high-definition programming channel available exclusively to cable television operators, was added to the J:COM TV Digital basic package in August 2006, followed in October by the addition of KBS World, a Korean entertainment channel. Furthermore, in December 2006 the J:COM Group introduced J:COM TV Digital Compact (a pared-down version of J:COM TV Digital with a basic monthly rate of 4,389 yen, including the rental fee for the set-top box and tax), in the Kansai region, in an effort to win new subscribers for cable television services and to shift analog subscribers to digital services.

With regard to VOD service, Jupiter VOD Co., Ltd., an equity-method affiliate and a VOD content provider, has concluded agreements with seven of Hollywood's major studios, resulting in an increase in the number of titles provided by the J:COM Group from about 4,900 at the beginning of the fiscal year to about 5,900 at the end of the fiscal year.

(*2) *Television with exceptionally high resolution (high detail image quality), known as High-Definition television.*
(*3) *The electronic programming guide displays programming information on the television screen to enable program searches.*
(*4) *A function that can simultaneously record "live" TV programs and reproduce/pause programs, just like a video player.*

High-speed Internet access (J:COM NET)

The number of subscribers to the consolidated J:COM Group high-speed Internet access service increased by 244,600 households year-on-year to reach a total of 1,108,800 households (on a total managed system operator basis, the year-on-year increase was 237,300 for a total 1,149,100). In the high-speed Internet access sector, where price competition is particularly fierce, the J:COM Group is successfully expanding the customer base. The reason behind this is that the J:COM Group is employing a strategy of going beyond providing simple connection services in order to differentiate its services from competitors.

The basic service package, for example, includes a range of exciting broadband content, various security services, up to five e-mail accounts, and a generous allotment for personal Web space, while additional services include wireless LAN services, program-specific official community services using the social network service (SNS), and package discounts for bundling services.

J:COM NET Premier (30Mbps downstream) has been well-received by customers as a secure and

convenient Internet access service. For customers wanting a higher speed access service, the Company offers J:COM NET Hikari (100Mbps downstream) for multiple-dwelling units.

In addition, to promote higher Internet access speed, the J:COM Group plans to utilize DOCSIS(*5) 3.0, a cable Internet standard that can be used on the Company's existing hybrid fiber coaxial (HFC) network, to launch J:COM NET 160Mbps Type (provisional name), an ultra-fast Internet access service with channel bonding capability (*6) and a maximum downstream speed of 160Mbps.

*(*5) Data Over Cable Service Interface Specification: Specifications for performance of high-speed data communications over a cable TV network*
*(*6) A function in which multiple DOCSIS signals are combined (i.e., "bonded") multiplying the speed of conventional DOCSIS data transmission*

Telephony service (J:COM PHONE)

The number of subscribers to the consolidated J:COM Group telephony service increased by 208,600 households year-on-year to reach a total of 1,119,900 households (on a total managed system operator basis, the year-on-year increase was 203,200 for a total of 1,173,600; these figures include "Cable Plus telephone" subscribers for services provided by Cable West Inc., and its consolidated subsidiaries in cooperation with KDDI).

The J:COM Group offers a high-quality primary fixed-line telephony service through a total of 24 managed system operators (as of the end of the current fiscal year). The J:COM Group offers discounts for calls between subscribers, affordable option services, and package discounts for bundling with other services. In addition, the J:COM Group has introduced an optional major discount plan for calls to or from the J:COM MOBILE communication service launched in March 2006.

Since 2005, the J:COM Group has made use of IP technology in areas where new telephony services are being introduced, to provide primary IP telephony service that achieves the same high quality as conventional fixed-line services, including telephone number portability and access to emergency services (110, 119, etc.). The J:COM Group has started introducing primary IP telephony service in other areas, which previously only had switchboard telephony service, beginning with J:COM Shonan Co., Ltd. in September 2006. By the summer of 2007, this service is scheduled to be offered by all managed system operators, and from that point forward all new subscribers will have access to primary IP telephony services.

Mobile telecommunications service (J:COM MOBILE)

The J:COM Group launched a mobile telecommunications service in March 2006, in partnership with WILLCOM, Inc. The entry into mobile telecommunications is designed to improve customer satisfaction by strengthening the J:COM Group's comprehensive service supply structure, which should help to further reduce churn rates and improve ARPU.

In October 2006, the Group commenced trial services toward commercialization of Japan's first home-oriented FMC (*7) service. This service lets households convert existing mobile telephone and PHS terminals with wireless LAN card (WiFi) as an extension of the residence's fixed telephone service.

*(*7) Fixed-mobile convergence, a fusion of fixed and mobile telephony.*

New projects

The J:COM Group launched the J:COM NET Heartful Pack high-speed Internet access service in August 2006 for purposes of welfare support. This service, instituted in response to Japan's Law Supporting the Independence of Disabled Persons (Law No.123 of 2005) which went into effect on April 1, 2006, is designed to support the independence and participation in society of people with disabilities. To ease their access to the Internet, the service is provided at a basic monthly fee of 2,888 yen, including tax, which is just half the cost of J:COM NET Premier (30Mbps) service.

In May 2006, the J:COM Group introduced the ElderMarketing Initiative, which is designed to provide an environment where seniors aged 50 and over can contribute to their communities through community activities, as well as a new lifestyle platform after retirement.

●Capital Expenditures

Total capital expenditures, including capital lease expenditures, by the J:COM Group during the term under review were 65.9 billion yen.

Facilities-related capital investment for the fiscal year comprised primarily trunk-line extension construction, trunk-line upgrade construction to support telephony services, and construction related to head-end facilities (e.g. transmission equipment), switching equipment and host digital terminals (*8) for the telephone business, and subscriber facilities.

Trunk line expansion during the fiscal year was 9,889 kilometers as a result of construction implemented in the areas of J:COM Kita-Kyushu Co., Ltd., as well as in the Kanto East and Sagamihara-Yamato systems of J:COM Kanto Co., Ltd., and also of the inclusion of areas for subsidiaries newly acquired during the term. The combined length of the J:COM Group reached 48,171 kilometers as of the end of December 2006.

As a result, the total number of households capable of subscribing to cable television services offered by the J:COM Group ("homes passed"), including organic growth due to new residential construction in existing service areas and expansion into new areas due to acquisitions, was 9,206 thousand as of the end of December 2006 (a year-on-year increase of 1,910 thousand households). The number of households passed for high-speed Internet service was also 9,206 thousand (an increase of 1,918 thousand households), while the number of homes passed for telephony service reached 9,166

thousand (an increase of 2,542 thousand year-on-year).

Capital investment in head-end facilities amounted to 3.9 billion yen.

For construction associated with service subscriptions and multiple dwelling units, the J:COM Group invested 17.8 billion yen. In telephony, new services were commenced in the areas of J:COM Setamachi Co., Ltd., Cable Television Kobe Co., Ltd., Sakura Cable TV Co. Ltd. and J:COM Gunma Co., Ltd. (merged with J:COM Kanto Co., Ltd. on December 1, 2006), requiring investment in subscriber devices such as EMTA (*9) that support VoIP (*10) systems. The Group invested 3.5 billion yen in these subscriber devices, and 4.6 billion yen in other telephone facilities.

In addition, The Company has invested 17.4 billion yen as capital lease expenditures. 14.4 billion of the investment is for equipment such as STB that is installed at customer's premise, and 1.5 billion is for equipment and facility related to telephone subscription.

*(*8) Host digital terminals are network line concentrators established at all managed system operators with cable TV operations, to provide telephony services.*
*(*9) Embedded Media Terminal Adaptor is a terminal adaptor for telephony service with cable modem.*
*(*10) Voice over Internet Protocol is a method of transmitting voice data on the Internet.*

●Financing

During the period under review, the J:COM Group signed loan agreements in March 2006 with Sumitomo Life Insurance Company for 7 billion yen, in March and May 2006 with Nippon Life Insurance Company for 5 billion yen, in April 2006 with The Daiichi Mutual Life Insurance Company for 3 billion yen. In April 2006, the J:COM Group signed syndicated loan agreements arranged by the Bank of Tokyo-Mitsubishi UFJ, Ltd., for 25 billion yen. These new loans were used to refinance the Tranche B term loans (*11), which were repaid in full. These new loans include long-term fixed rate loans and interest rate swaps to fix rates on variable interest loans, to hedge against future rises in yen interest rates.

To raise capital for the purchase of shares in Cable West Inc., in September 2006 the J:COM Group secured a loan of 2 billion yen from Shizuoka Bank, Ltd., 20 billion yen from the Development Bank of Japan, and borrowed 14 billion yen under an existing revolving loan (*12) facility of 30 billion yen provided in a 155 billion yen syndicated loan facility entered into in December 2005.

In September 2006, the J:COM Group signed an agreement for 30 billion yen of syndicated loans through lead arrangers Sumitomo Mitsui Banking Corporation, the Bank of Tokyo-Mitsubishi UFJ, Ltd., and Mizuho Corporate Bank, Ltd. In October, J:COM Group borrowed the entire 30 billion yen and a portion of the proceeds were used to repay the 14 billion yen revolving loans mentioned in the previous paragraph. These new loans also include long-term fixed rate loans and interest rate swaps to

fix interest rates on the variable interest loans, to hedge against future rises in yen interest rates.

*(*11) A variable interest loan with a period of seven years.*
*(*12) A loan instrument that allows borrowing and repayment any number of times within a set limit.*

●Acquisition or Disposal of Other Companies' Shares, Equity, or Share Warrants, Etc.

For details, see below in (3) Principal Parent Companies and Subsidiaries, 3. Course of Business Consolidation.

●Issues for the J:COM Group

The business environment surrounding the J:COM Group is constantly evolving due to the convergence of broadcasting and communications. In this situation, the J:COM Group has identified "Volume plus Value" as the core of its management strategy for obtaining sustainable growth, and is striving to provide exciting products and services that can increase the number of subscribing households (expanding volume) and increase ARPU (increasing value). The J:COM Group is also promoting strategic alliances with geographically adjacent cable television operators, or acquiring them outright, in order to expand its service and business areas. At the same time, the J:COM Group is streamlining the organization and reducing overlapping costs at each managed system operator to further promote the business efficiency of all of its managed system operators.

As a leading company in the broadcasting and telecommunications industries, the J:COM Group intends to use these strategies to deepen the trust and satisfaction of shareholders and other stakeholders, and to thereby further enhance the J:COM Group's corporate value.

The shareholders' further understanding and assistance are highly appreciated.

(2) Changes in Assets and Operating Results

①Consolidated Basis

(Million Yen except Net Income Per Share)

	10th Term (Dec-2003)	11th Term (Dec-2004)	12th Term (Dec-2005)	13th Term (Dec-2006)
Revenue	143,159	161,346	183,144	221,915
Operating Income	13,202	22,592	24,475	31,582
Income before income tax	5,561	12,679	16,748	27,503
Net Income	5,351	10,821	19,333	24,481
Net Income Per Share (Yen)	1,214.25	2,221.47	3,178.95	3,844.83
Stockholders' Equity	96,769	138,370	251,445	277,296
Total Assets	421,877	439,291	516,457	625,948

(Note) 1. The Company's consolidated financial statements have been prepared based on accounting principles generally accepted in the United States of America (U.S. GAAP).
2. The 13th Term results are indicated in the aforementioned section (1) Business Progress and Results.

②Stand-alone Basis

(Million Yen except Net Income Per Share)

	10th Term (Dec-2003)	11th Term (Dec-2004)	12th Term (Dec-2005)	13th Term (Dec-2006)
Sales Revenue	52,965	64,060	75,002	100,288
Ordinary Profit	1,167	1,485	2,109	6,625
Net Income	1,112	(1,570)	(2,141)	6,482
Net Income Per Share (Yen)	252.27	(322.36)	(352.11)	1,018.01
Capital	63,133	78,133	114,481	115,232
Stockholders' Equity	66,446	94,876	185,332	193,155
Total Assets	229,743	155,914	320,208	374,352

(Note) 1. At 11th Term, the net loss was mainly due to booking of an extraordinary loss from a one-time amortization of loan expenses.
2. Starting from 10th Term, "Accounting Principle on Net Income per Share" (Accounting Standard Board ASB No.2) and "Accounting Treatment Guide for Principle on Net Income per Share" (ASB No.4) are applied.

(3) Principal Parent Company and Subsidiaries (as of December 31, 2006)

①Relationship with Parent Company

LGI/Sumisho Super Media, LLC (hereinafter "Super Media"), the Company's direct parent entity owning 62.47% voting rights, is a joint holding company established by Liberty Global, Inc. and Sumitomo Corporation. The stock holding ratios of Liberty Global, Inc. and Sumitomo Corporation in Super Media are 58.66% and 41.34%, respectively. Within Super Media's operating committee (one member selected from each shareholder), Liberty Global, Inc. holds the deciding power for those items taken up by the committee that cannot be agreed upon by both shareholders. For this reason, as of the end of December 2006, Liberty Global, Inc. effectively controls 100% voting rights of Super Media. Consequently, the Company is an indirect consolidated subsidiary of Liberty Global, Inc.

As Sumitomo Corporation indirectly owns 25.83% of the Company's shares via Super Media, the Company is effectively an equity method affiliate of Sumitomo Corporation.

②Principal Subsidiaries and Affiliates

Name	Paid-in Capital (Yen in millions)	Voting Rights Held (%)	Primary Line of Business
Principal Subsidiaries			
J:COM Kansai Co., Ltd.	15,500	84.24	Cable TV broadcasting
J:COM Kanto Co., Ltd.	15,057	100.00	same as above
J:COM Sapporo Co., Ltd.	8,800	85.85 (85.85)	same as above
@ NetHome Co., Ltd.	7,800	100.00	Internet provider
J:COM Tokyo Co., Ltd.	7,524	95.73	Cable TV broadcasting
J:COM Shonan Co., Ltd.	5,772	82.57	same as above
Cable West Co., Ltd.	5,658	95.57	same as above
J:COM Chiba. Co., Ltd.	3,395	74.50	same as above
Cable Television Kobe Co., Ltd.	3,000	89.90	same as above
Cable Net Kobe Ashiya Co., Ltd.	2,900	54.05	same as above
Cable Vision 21 Inc.	2,767	97.95	same as above
Chofu Cable Inc.	2,525	92.09	same as above
J:COM Kita-Kyushu Co., Ltd.	2,447	84.29	same as above
Suita Cable Television Co., Ltd.	2,105	88.30 (88.30)	same as above
Hokusetsu Cable Net Co., Ltd.	2,000	100.00	same as above
Takatsuki Cable Network Co., Ltd.	1,828	91.28 (91.28)	same as above
J:COM Saitama Co., Ltd.	1,600	86.16	same as above
Sakura Cable TV Co. Ltd.	1,589	90.57	same as above
Higashi-Osaka Cable Television Co., Ltd.	1,560	91.89 (91.89)	same as above
Tsuchiura Cable Television Co., Ltd.	1,500	70.33	same as above

Toyonaka Ikeda Cable Net Co.,	1,500	87.37 (87.37)	same as above
J:COM Setamachi Co., Ltd.	1,000	100.00	same as above
Cable Net Shimonoseki Co., Ltd.	1,000	63.41	same as above
Kitakawachi Cable Net Co., Ltd.	500	95.57 (95.57)	same as above
J-COM Technologies Co., Ltd.	490	100.00	Installation/construction work associated with cable TV broadcasting and telecommunication businesses
Kansai Multimedia Services Co., Ltd.	480	76.50	Internet provider
J-COM Finance Co., Ltd.	3	100.00	Financial service
Principal Affiliates Japan Digital Serve Corp. *	2,250	21.32	Digital broadcast signal transmission business
Fukuoka Cable Network Co., Ltd. *	2,000	45.00	Cable TV broadcasting
Jupiter VOD Co., Ltd. *	1,140	50.00	VOD service
Green City Cable Television Co., Ltd. *	1,000	20.00	Cable TV broadcasting
KADOKAWA-J:COM Media Co., Ltd. *	100	50.00	Advertising business via free information magazines

(Note) 1. The above voting right ratio is round off at above shown unit.

2. Entities marked with asterisks (*) are affiliated companies accounted for by the equity-method.

3. The figure in parentheses in the "Voting Rights Held" column indicates the indirect ownership portion.

③ Course of Business Consolidation

(a) In January 2006, the Company acquired additional shares of Kansai Multimedia Services Co., Ltd., converting it from an equity method affiliate to a consolidated subsidiary.

(b) In January 2006, the Company acquired the shares of Rokko Island Cable Vision Co., Ltd., making it a consolidated subsidiary. In May 2006, Rokko Island Cable Vision was merged with the consolidated subsidiary Cable Net Kobe Ashiya Co., Ltd.

(c) In April 2006, the Company acquired the shares of Sakura Cable Television Co., Ltd., making it a consolidated subsidiary.

(d) In June 2006, the consolidated subsidiary Urawa Cable Television Network Co., Ltd., merged with the consolidated subsidiary Media Saitama Co., Ltd., to create J:COM Saitama Co. Ltd.

(e) In August 2006, the Company acquired additional shares of Cable Net Shimonoseki Co., Ltd., converting it from an equity method affiliate to a consolidated subsidiary.

(f) In September 2006, the Company acquired shares of Cable West Inc., which is engaged in cable television management operations (*) and telephony services in the Kansai region, making it and its subsidiaries, including Suita Cable Television Co., Ltd., Toyonaka Ikeda Cable Net Co., Ltd., Takatsuki Cable Network Co., Ltd., Higashi Osaka Cable Television Co., Ltd., and Kita Kawachi Cable Net Co., Ltd., a total of six companies, into consolidated subsidiaries.

(g)In December 2006, the consolidated subsidiary J:COM Kanto Co., Ltd., merged with the consolidated subsidiary J:COM Gunma, Co., Ltd.

Note : Business related to operation, control, and management of five managed system operators engaged in cable television operations around the Kansai area.

④ Results of Business Consolidation

There were 27 consolidated subsidiaries and five affiliates accounted for by the equity method at the end of the term under review. On a consolidated basis, revenues for the term increased by 38,771 million yen, or 21%, to 221,915 million yen from the previous year result of 183,144 million yen, income before income taxes increased by 10,755 million yen, or 64%, to 27,503 million yen from the previous year result of 16,748 million yen, and net income increased by 5,148 million yen, or 27%, to 24,481 million yen from the previous year result of 19,333 million yen.

(4) J:COM Group's Main Business (as of December 31, 2006)

Cable television broadcasting service, Telecommunication service

(5) J:COM Group's Main Office (as of December 31, 2006)

The Company's Head Office: Tokyo
J:COM Kanto: Tokyo
J:COM Tokyo: Tokyo
J:COM Kansai: Osaka

(6) Employees (as of December 31, 2006)

①Consolidated Basis

Number of Permanent Employees	Number of Contract Employees	Number of Temporary Employees	Total
3,465	2,472	2,716	8,653

(Note) 1. Figures are the sum of the number of employees of the consolidated subsidiaries under U.S. GAAP.
2. The number of employees during the consolidated fiscal period under review increased by 1,869 people. This can be primarily attributed to the addition of consolidated entities, to the establishment of outbound call centers in Fukuoka and Sapporo cities, and to the employment of new school graduates.

②Stand-alone Basis

Number of Permanent Employees	Number of Contract Employees	Number of Temporary Employees	Total	Average Age	Average Length of Service
744	601	818	2,163	35.3	5.5years

(Note) 1. Figures indicate number of employees including those seconded from outside the Company and excluding those seconded to affiliated companies.

2. The number of employees during the consolidated fiscal period under review increased by 621 people. This can be primarily attributed to the employment of new school graduates and to the establishment of outbound call centers in Sapporo and Fukuoka cities.

3. Average age and average length of service are calculated based on the data as of month-end December 2006 on permanent employees including those seconded to affiliated companies but excluding secondees from outside the Company.

(7) Principal Lenders (as of December 31, 2006)

Lenders	Loan Balance (Yen in Millions)
Development Bank of Japan	65,409
The Bank of Tokyo Mitsubishi UFJ, Ltd. (*2)	29,745
Sumitomo Mitsui Banking Corporation	21,245
Mizuho Corporate Bank, Ltd.	20,645
The Sumitomo Trust and Banking co., Ltd.	10,349
Sumitomo Life Insurance Company	7,000
Nippon Life Insurance Company	5,000
The Norinchukin Bank	4,449
The Shizuoka Bank, Ltd.	4,000
The Dai-ichi Mutual Life Insurance Company	3,000
TAIYO LIFE INSURANCE COMPANY	2,500
The Chiba Bank, Ltd.	2,000
The Yamanashi Chuo Bank, Ltd.	2,000
FUKOKU MUTUAL LIFE INSURANCE COMPANY	2,000

(Note) 1. The above list includes loans based on the syndicated loan contracts listed below.

December 2005 tranche	*76,500 million yen*
April 2006 tranche	*25,000 million yen*
October 2006 tranche	*30,000 million yen*

2. The above list includes lenders with outstanding loans valued at 2,000 million yen or more.

3. The above list shows the lenders and loan balance on a consolidated basis for the Company.

2. Current State of the Company

(1) Shares (as of December 31, 2006)

①Number of Shares issued: 6,382,611.74 shares (ordinary shares)

②Number of Shares issued during this term: 18,771 shares (ordinary shares)

Note: The number of shares increased by 18,771 shares in the period between January 1 and December 31, 2006 as a result of the execution of stock acquisition rights (stock options).

③Number of Shareholders 14,549 persons

④Major Shareholders

(Shareholders holding 10% or more of total shares issued [excluding treasury stock])

Name	Beneficiary interest to the Company		Shares held By the Company	
	No. of shares	(%)	No. of shares	(%)
LGI/Sumisho Super Media, LLC.	3,987,238.00	62.47	nil	nil

Note: The status of major shareholders is based on the list of shareholders as of December 31, 2006.

(2) Stock acquisition rights (Stock Options)

Status of stock acquisition rights as of the last day of the current fiscal year (December 31, 2006)

① Stock subscription rights (Stock subscription rights determined at the Board of Directors Meeting held on August 23, 2000 and the Extraordinary General Meeting of Shareholders held on August 23, 2000)

Targeted shares 2,088 shares

Exercise period September 11, 2000 to August 23, 2010

② Stock subscription rights (Stock subscription rights determined at the Board of Directors Meeting held on April 27, 2001 and the Extraordinary General Meeting of Shareholders held on May 1, 2001)

Targeted shares 71,969 shares

Exercise period September 12, 2001 to August 23, 2010

Of the above stock subscription rights, total held by Company directors and auditors

Classification	Number of targeted shares	Number of holders
Director (excluding part time directors)	3,228	3
Part Time Director	1,800	2
Statutory Auditor	1,188	1
Total	6,216	6

③ Stock acquisition rights(First round of stock acquisition rights determined at the Board of Directors Meeting held on June 18, 2002 and the Extraordinary General Meeting of Shareholders held on July 8, 2002)

Number of stock acquisition rights 4,237

Type and number of shares targeted for stock acquisition rights

Ordinary shares 25,422 shares (6 shares per stock acquisition rights)

Exercise period September 12, 2002 to August 23, 2012

Of the above stock acquisition rights, total held by Company directors and auditors

Classification	Number of stock acquisition rights	Number of holders
Director (excluding part time directors)	1,980	1
Part Time Director	—	—
Statutory Auditor	—	—
Total	1,980	1

④ Stock acquisition rights (Second round of stock acquisition rights determined at the Board of Directors Meeting held on September 18, 2003 and the Extraordinary General Meeting of Shareholders held on October 3, 2003)

Number of stock acquisition rights 5,828

Type and number of shares targeted for share warrants

Ordinary shares 34,968 shares (6 shares per stock acquisition rights)

Exercise period December 12, 2003 to August 23, 2012

Of the abovestock acquisition rights, total held by Company directors and auditors

Classification	Number of stock acquisition rights	Number of holders
Director (excluding part time directors)	2,142	2
Part Time Director	—	—
Statutory Auditor	—	—
Total	2,142	2

⑤ Stock acquisition rights (Third round of stock acquisition rights, determined at the Board of Directors Meetings held on June 24, 2004 and July 9, 2004 and the Extraordinary General Meeting of Shareholders held on July 9, 2004)

Number of stock acquisition rights 3,540

Type and number of shares targeted for stock acquisition rights

Ordinary shares 21,240 shares (6 shares per stock acquisition rights)

Exercise period September 12, 2004 to August 23, 2012

⑥ Stock acquisition rights (2006 Stock acquisition rights as Stock-Compensation-Type Stock Options determined at the Ordinary General Meeting of Shareholders held on March 28, 2006 and

the Board of Directors Meeting held on April 24, 2006)

Number of stock acquisition rights 254

Type and number of shares targeted for stock acquisition rights

Ordinary shares 254 shares (1 shares per stock acquisition rights)

Exercise period April 26, 2006 to March 31, 2026

Of the above stock acquisition rights, total held by Company directors and auditors

Classification	Number of stock acquisition rights	Number of holders
Director (excluding part time directors)	209	6
Part Time Director	—	—
Statutory Auditor	26	1
Total	235	7

(3) Officers

① Directors and Statutory Auditors (as of December 31, 2006)

Title	Name	Position in the Company and major occupation
Representative Director & President	Tomoyuki Moriizumi	Chief Executive Officer
Representative Director & Executive Vice President	Mineo Fukuda	Chief Operating Officer
Director	Michael Losier	SVP, Marketing
Director	Shunzo Yamaguchi	SVP, Engineering Division
Director	Toru Kato	SVP, Service Strategy Division
Director (part-time)	Shingo Yoshii	Member of the Board; Managing Executive Officer, Media, Electronics & Network Business Unit SUMITOMO CORPORATION
Director (part-time)	Seiichi Morimoto	Assistant General Manager, Media Division SUMITOMO CORPORATION
Director (part-time)	Daisuke Mikogami	General Manager, Cable TV Dept. SUMITOMO CORPORATION
Director (part-time)	Miranda Curtis	President, Liberty Global Japan LIBERTY GLOBAL, INC.
Director (part-time)	Graham Hollis	Executive Vice President and COO, Liberty Global Japan LIBERTY GLOBAL, INC.
Director (part-time)	Yasushige Nishimura	Executive Adviser, Japan, Liberty Global Japan LIBERTY GLOBAL, INC. Representative Director, MEDIATTI COMMUNICATIONS
Director (part-time)	Gregory Armstrong	WorldSpace Inc. Co-Chief Operating Officer
Statutory Auditor	Tsuguhito Aoki	
Statutory Auditor (part-time)	Masatoshi Hayashi	Corporate Officer; General Manager, Planning & Administration Dept., Media, Electronics & Network Business Unit SUMITOMO CORPORATION

Statutory Auditor (part-time)	John Sandoval	Vice President, Finance, Liberty Global Japan LIBERTY GLOBAL, INC.
Statutory Auditor (part-time)	Michael Erickson	Senior Vice President, Operations and Development Liberty Global Japan LIBERTY GLOBAL, INC.

(Note) 1. Changes to Directors and Statutory Auditors during the fiscal period under review

At the conclusion of the 12th Term Ordinary General Meeting of Shareholders held on March 28, 2006, Director & Executive Vice President Yukihiro Yoshida and Director Shigeru Ohashi retired at the completion of their terms of office.

At the 12th Term Ordinary General Meeting of Shareholders held on March 28, 2006, Tomoyuki Moriizumi, Gregory Armstrong, Akihiko Haruyama, Michael Losier, Shunzo Yamaguchi, Toru Kato, Shingo Yoshii, Seiichi Morimoto, Miranda Curtis, Graham Hollis, and Yasushige Nishimura were re-appointed as Directors, and Mineo Fukuda and Daisuke Mikogami were newly appointed as Directors.

At the 12th Term Ordinary General Meeting of Shareholders held on March 28, 2006, Michael Erickson was appointed as Statutory Auditor.

On June 30, 2006, Representative Director & Executive Vice President Gregory Armstrong resigned his post as Representative Director & Executive Vice President, and on the same day, Director & Executive Vice President Mineo Fukuda was appointed as Representative Director & Executive Vice President.

On October 15, 2006, Director Akihiko Haruyama retired upon resignation.

2. Directors Shingo Yoshii, Seiichi Morimoto, Daisuke Mikogami Miranda Curtis and Graham Hollis are outside directors as defined by Article 2 Paragraph 15 of the Corporate Law.

3. Statutory Auditors Masatoshi Hayashi and Michael Erickson are outside auditors as defined by Article 2 Paragraph 16 of the Corporate Law.

②Compensation Paid to Directors and Statutory Auditors and the Sum of Other Monetary Benefits Offered in Consideration of the Execution of Duty

Items	Director		Statutory Auditor		Total	
	Number of Persons Paid	Amount Paid (Yen in Millions)	Number of Persons Paid	Amount Paid (Yen in Millions)	Number of Persons Paid	Amount Paid (Yen in Millions)
Compensation paid based on the Articles of Incorporation or upon resolution at the General Shareholders Meeting	8	462	2	31	10	493
Retirement benefits paid upon resolution at the General Shareholders Meeting	2	25	—	—	2	25
Total		487		31		518

(Note) 1. The maximum allowed compensation (annual) for Directors was set at 800 million yen at the Extraordinary General Meeting of Shareholders held on September 29, 2000. For Statutory Auditors, the maximum allowed compensation (annual) was set at 100 million yen at the Extraordinary General Meeting of Shareholders held on September 29, 2000.

2. At the Ordinary General Meeting of Shareholders held on March 28, 2006, a decision was taken to award retirement benefits for directors.

3. There is no payment of compensation, etc., for outside directors or outside statutory auditors.

4. As of December 31, 2006, there were 12 directors and 4 statutory auditors

5. In addition to the above, 278 share warrants (amount to be paid on exercise of each share

warrant: 1 yen) were awarded to seven directors as 2006 Stock Acquisition Rights as Stock-Compensation-Type Stock Options determined at the Ordinary General Meeting of Shareholders of March 28, 2006 and the Board of Directors Meeting of April 24, 2006

6. *In addition to the above, 26 share warrants (amount to be paid on exercise of each share warrant: 1 yen) were awarded to one auditor as 2006 Stock Acquisition Rights as Stock-Compensation-Type Stock Options determined at the Ordinary General Meeting of Shareholders of March 28, 2006.*

(4) Status of Independent Auditor

①Name of auditing firm KPMG AZSA & Co.

② Amount of compensation to be paid to independent auditors

Amount of compensation related to service as defined in Article 2 Paragraph 1 of the Certified Public Accountant Law (Law No.103 of 1948): 307 million yen

Amount of compensation for services other than as defined in Article 2 Paragraph 1 of the Certified Public Accountant Law: -- million yen

③ Total amount of cash or other financial assets to be paid to independent auditors by the Company and subsidiaries: 411 million yen

(Note)1. In the audit contract between the Company and the external auditors, a distinction is not made between the compensation for auditing based on the Corporate Law and that for auditing based on the Securities Exchange Law, nor is such distinction effectively possible. The Company is also subjected to U.S. SOX Act auditing, the above number includes all of such activities..

2. This amount includes 25 million yen in surcharges on the Company related to fiscal 2005.

JUPITER TELECOMMUNICATIONS CO., LTD., AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. GAAP)

As of December 31, 2006

(Yen in Millions)

(Assets)		(Liabilities)	
Current assets:		Current liabilities:	
Cash and cash equivalents	20,486	Short-term loans	2,000
Accounts receivable	14,245	Long-term debt—current portion	16,158
Allowance for doubtful accounts	(378)	Capital lease obligations—current portion	
Deferred tax asset-current	11,877	Related parties	10,893
Prepaid expenses and other current assets	4,669	Other	1,988
Total current assets	50,899	Accounts payable	26,166
		Income tax payable	3,411
		Deferred revenue-current portion	4,862
Investments:		Accrued expenses and other liabilities	5,424
Investments in affiliates	2,469	Total current liabilities	70,902
Investments in other securities, at cost	801		
Total investments	3,270	Long-term debt, less current portion	173,455
Property and equipment, at cost:		Capital lease obligations, less current portion:	
Land	2,845	Related parties	30,595
Distribution system and equipment	480,363	Other	6,986
Support equipment and buildings	32,554	Deferred revenue	55,044
	515,762	Redeemable preferred stock of consolidated subsidiary	500
Less accumulated depreciation	(180,594)	Other liabilities	7,120
Total property and equipment	335,168	Total liabilities	344,602
		Minority interest	4,050
Other assets:			
Goodwill, net	202,267	**(Shareholders' equity)**	
Intangible asset-Customer relationships, net	21,181	Ordinary shares no par value Authorized 15,000,000 shares; issued and outstanding 6,382,611.74 shares	115,232
Deferred tax asset-non current	5,629	Additional paid in capital	196,335
Other	7,534	Accumulated deficit	(34,071)
Total other assets	236,611	Accumulated other comprehensive (loss)	(200)
		Treasury stock	(0)
		Total shareholders' equity	277,296
Total assets	625,948	Total liabilities and shareholders' equity	625,948

The "Notes to Annual Consolidated Statutory Report" are an integral part of the above financial report.

JUPITER TELECOMMUNICATIONS CO., LTD., AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(U.S. GAAP)

Year ended December 31, 2006

(Yen in Millions, except per Share Data)

Revenue:	
Subscription fees	196,515
Other	25,400
	221,915
Operating costs and expenses	
Operating and programming costs (Inclusive of stock compensation expense of 95 million yen)	92,297
Selling, general and administrative expenses (Inclusive of stock compensation expense of 237 million yen)	43,992
Depreciation and amortization	54,044
	190,333
Operating income	31,582
Other income (expenses):	
Interest expense, net:	
Related parties	(1,109)
Other	(2,413)
Other income, net	253
Income before income taxes and other items	28,313
Equity in earnings of affiliates (Inclusive of stock compensation expense of 2 million yen)	371
Minority interest in net income of consolidated subsidiaries	(1,181)
Income before income taxes	27,503
Income tax expense	(3,022)
Net income	24,481
Per share data	
Net income per share—basic	¥3,844.83
Net income per share—diluted	¥3,838.33
Weighted average number of ordinary shares outstanding—basic	6,367,220 shares
Weighted average number of ordinary shares outstanding—diluted	6,378,001 shares

The "Notes to Annual Consolidated Statutory Report" are an integral part of the above financial report.

JUPITER TELECOMMUNICATIONS CO., LTD., AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(U.S. GAAP)

Year ended December 31, 2006

(YEN IN MILLIONS)

	Ordinary Shares	Additional paid in capital	Comprehensive Income/(Loss)	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total Shareholders' Equity
Balance at January 1, 2006	114,481	195,219		(58,353)	98	251,445
Net income:	—	—	24,481	24,481	—	24,481
Undistributed loss from newly acquired companies	—	—	—	(199)	—	(199)
Other comprehensive income:						
Changes in the fair value of derivative financial instruments	—	—	(298)	—	(298)	(298)
Comprehensive income	—	—	24,183	—	—	—
Stock option exercise	751	782		—	—	1,533
Stock compensation (includes paid not issued options)	—	334		—	—	334
Treasury stock	(0)	—		—	—	(0)
Balance at December 31, 2006	115,232	196,335		(34,071)	(200)	277,296

The "Notes to Annual Consolidated Statutory Report" are an integral part of the above financial report.

Notes to Annual Consolidated Statutory Report

Significant Accounting Basis for the Consolidated Statutory Report

1. Scope of consolidation

(1) Number of consolidated subsidiaries: 27

(2) The names of the Company's consolidated subsidiaries

Principal Subsidiaries

J:COM Tokyo Co., Ltd. J:COM Kanto Co., Ltd. J:COM Shonan Co., Ltd.
J:COM Kansai Co., Ltd. Cable West Inc.

(3) Change of consolidated Subsidiaries in 2006

Changes of consolidated subsidiaries by stock acquisition are as follows;

(Companies which were equity method affiliates in previous year)

Kansai Multimedia Services Co., Ltd. and Cable Net Shimonoseki Co., Ltd.

(Newly acquired companies)

Rokko Island Cable Vision Co., Ltd., Sakura Cable TV Co., Ltd., Cable West Inc.

As a result, the subsidiaries of Cable West Inc., which are Suita Cable Television Co., Ltd., Takatsuki Cable Network Co., Ltd., Higashi-Osaka Cable Television Co., Ltd., Toyonaka Ikeda Cable Net Co., Ltd. and Kita Kawachi Cable Net Co., Ltd. also became consolidated subsidiaries.

The following companies are eliminated from consolidated subsidiaries due to merger;

Media Saitama Co., Ltd. (merged with Urawa Cable Television Co.,Ltd. and create J:COM Saitama Co.,Ltd.)

Rokko Island Cable Vision Co., Ltd. (merged with Cable Net Kobe Ashiya Co.,Ltd.)

J:COM Gunma Co.,Ltd. (merged with J:COM Kanto Co.,Ltd.)

2. Scope of application of equity method

(1) Number of equity method affiliates: 5

(2) The names of equity method affiliates

Principal Affiliates

Fukuoka Cable Network Co., Ltd. Japan Digital Serve Corp. Jupiter VOD Co., Ltd.

(3) Change of equity method affiliates in 2006

The Company consolidated equity method affiliates of Kansai Multimedia Services Co., Ltd. and Cable Net Shimonoseki Co., Ltd. because of additional share purchase

3. Fiscal year-end of consolidated subsidiaries

The fiscal year-end for all consolidated subsidiaries is the same as the consolidated closing date.

4. Significant accounting policies

(1) Accounting standards used to prepare the consolidated Statutory Report

The Company prepares its annual consolidated Statutory Report using the terminology, forms and methods of preparation required under accounting principles generally accepted in the United States of America, as stipulated by the Article 148, Section 1, of the Corporate Calculation Rule. However, certain descriptions and notes required under the aforementioned accounting principles as per the subject enforcement regulations of Article 148, Section 1, are partially omitted.

(2) Securities valuation standards and valuation methods

To value its securities, the Company applies Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Investments in affiliates (excluding loans)	Equity method
Investments in other securities	Cost method

When investments in affiliates and non-marketable securities decline in value, the Company

considers the possibility of recognizing impairment losses provided such declines are deemed to be other than temporary.

(3) Valuation standards and valuation methods for derivatives

The Company accounts for derivatives based on SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities—Amendment to SFAS No. 133" (Amended SFAS No. 133). Amended SFAS No. 133 requires all derivatives to be recognized on the balance sheet at fair value as assets or liabilities.

- Derivative instrument designated and effectively active as a fair value hedge:
  Changes in the fair value of derivative instruments and of the assets or liabilities being hedged are recognized as periodic income/loss.
- Derivative instrument designated as cash flow hedge—regarding the portion effectively active as a hedge:
  Until income/losses on the assets or liabilities being hedged are recognized on the income statement, they must be recognized as other comprehensive income/loss.
- Derivative instrument designated as cash flow hedge—regarding the portion that is not effectively active as a hedge:
  Recognized as periodic income/loss.
- Derivative instruments not designated as hedge:
  Changes in fair value recognized as periodic income/loss.

(4) Accounting for long-lived assets

For long-term assets other than goodwill, the Company evaluates for impairment losses on the guidance in SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

(5) Depreciation method for tangible fixed assets

The straight-line method is applied.

Useful lives of major assets:

Distribution system and equipment	10–15 years
Buildings	15–40 years
Support equipment	5–15 years

(Assets acquired through capital leases are depreciated over periods ranging from 2 to 21 years.)

(6) Valuation standards and valuation methods for goodwill

The Company recognizes as goodwill the excess purchase price over the fair value of the identifiable net assets acquired in a business combination.

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company conducts an impairment test at least annually, or more frequently if an indicator of impairment has occurred.

(7) Amortization of software

Internal use software is amortized on the straight-line method over the estimated available period (less than five years).

(8) Accounting methods of asset retirement obligations

The company applies FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations (FIN 47)", which is the guidance in Statement of Financial Accounting Standards (SFAS) No. 143. This interpretation requires us to recognize a liability for asset retirement obligations in the period in which it is incurred if sufficient information is available to make a reasonable estimate of fair value.

(9) Standards for recognition of important allowances

Allowance for doubtful accounts

The Company calculates allowance for doubtful accounts on the basis of our best estimate of probable future losses on accounts receivable, and considers historical experience, and other known factors.

(10) Lease transactions

The Company accounts for leases in accordance with SFAS No. 13, "Accounting for Leases."

(11) Amortization of customer relationships

Customer relationships are originally recorded at fair value in connection with business combinations and amortized over their respective estimated useful lives (not to exceed 10 years).

(12) Income Taxes

The Company and its subsidiaries account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statutory report carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(13) Revenue Recognition

The Company and its subsidiaries recognize cable television, high-speed Internet access, telephony and programming revenues when such services are provided to subscribers. Revenues derived from other sources are recognized when services are provided, events occur or products are delivered. Initial subscriber installation revenues are recognized in the period in which the related services are provided to the extent of direct selling costs. Any remaining amount is deferred and recognized over the estimated average period that the subscribers are expected to remain connected to the cable television system. Historically, installation revenues have been less than related direct selling costs, therefore such revenues have been recognized as installations are completed.

The Company and its subsidiaries provide poor reception rebroadcasting services to noncable television viewers suffering from poor reception of television waves caused by artificial obstacles. The Company and its subsidiaries enter into agreements with parties that have built obstacles causing poor reception for construction and maintenance of cable facilities to provide such services to the affected viewers at no cost to them during the agreement period. Under these agreements, the Company and its subsidiaries receive up-front, lump-sum compensation payments for construction and maintenance. Revenues from these agreements have been deferred and are being recognized in income on a straight-line basis over the agreement periods which are generally 20 years. Such revenues are included in revenue - other in the accompanying consolidated statements of income.

(14) Consumption tax treatment

The "tax exclusion method" is applied.

5. Change of Accounting methods (by adoption of new standard)

Stock compensation

The FASB issued SFAS No. 123 (Revised 2004) (SFAS No. 123R) in December 2004. SFAS No. 123R is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation". SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. On January 1, 2006 the company applied the modified prospective method to adopt SFAS No. 123R.

6. Notes to the Consolidated Balance Sheet

1. Material assets provided as collateral:

Distribution system and equipment	¥81,333 million
Support equipment and buildings	¥1,495 million
Land	¥321 million
Liabilities related to collaterals above	¥21,109 million

2. Debt guarantee balance ¥8,848 million

(Debt guarantee balances to other than consolidated subsidiaries for their borrowing from banks.)

3. Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss) represents the accumulated unrealized gains (losses) pertaining to derivative financial instruments.

7. Notes to the Consolidated Statements of Shareholders' Equity

1. Number of Shares issued

Ordinary Shares 6,382,611.74 Shares

2. Treasury stocks

Ordinary Shares 0.74 Shares

3. Stock acquisition rights

Number of targeted shares (exercisable)

Stock acquisition rights : Ordinary Shares Outstanding 73,656 Shares

(Determined at the Extraordinary General Meeting of Shareholders held on July 8th, 2002, October 3rd, 2003 and July 9th, 2004.)

Stock subscription rights : Ordinary Shares Outstanding 74,057 Shares

(Determined at the Extraordinary General Meeting of Shareholders held on August 23rd, 2000 and May 1st, 2001)

Stock acquisition rights as Stock-Compensation-Type : Ordinary Share Outstanding 32 Shares

(Determined at the Ordinary General Meeting of Shareholders held on March 28th, 2006)

Total of Ordinary Shares Outstanding 147,745 Shares

8. Information of the Per Share Data

Shareholders' Equity Per Share ¥43,445.59

9. Note to deferred taxes

The effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities at December 31, 2006 are as follows.

	(YEN IN MILLIONS)
Deferred tax assets:	
Operating loss carry-forwards	7,307
Deferred revenue	18,689
Lease obligation	20,185
Retirement and other allowances	678
Investment in affiliates	805
Accrued expenses and other	5,146
Total gross deferred tax assets	52,810
Less: valuation allowance	(4,720)
Deferred tax assets	48,090
Deferred tax liabilities:	
Property and equipment	21,682
Intangible assets - principally customer relationships	8,498
Other	5,008
Total gross deferred tax liabilities	35,188
Net deferred tax assets	12,902

10. Significant Subsequent Events

There were no significant events subsequent to the end of 2006 financial year.

JUPITER TELECOMMUNICATIONS CO., LTD.(Parent Only)

BALANCE SHEET (Japanese GAAP)

As of December 31, 2006

(Yen in Millions)

(ASSETS)	
Current assets	34,264
Cash and cash equivalents	3,613
Accounts receivable—trade	12,327
Securities	5,995
Merchandises	769
Prepaid expenses	491
Deposit	7,000
Deferred tax asset	426
Other current assets	3,643
Fixed assets	339,874
Tangible fixed assets	2,953
Buildings	986
Other structures	33
Machinery and equipment	1,505
Land	429
Intangible fixed assets	3,484
Software	3,474
Other Intangible fixed asset	10
Investments and other assets	333,437
Investment securities	779
Investments to subsidiaries and affiliates	211,045
Contribution to related parties	3
Long-term loans to others	268
Long-term loans to related parties	119,500
Long-term prepaid expenses	982
Leasehold deposits	821
Other assets	39
Deferred charges	214
Stock issuance cost	214
Total Assets	374,352

(LIABILITIES)	
Current liabilities	25,213
Accounts payable—trade	8,472
Long-term debt-current portion	12,750
Accounts payable—other	2,520
Accrued expenses	998
Income taxes payable	136
Deposit payable	324
Other current liabilities	13
Fixed liabilities	155,984
Long-term debt	155,750
Other long-term liabilities	234
Total liabilities	181,197
(NET ASSETS)	
Stockholders' equity	
Common stock	115,232
Advance on subscription	32
Capital surplus	
Capital reserve	29,371
Additional paid-in capital	42,230
Total Capital Surplus	71,601
Retained earnings	
Other retained earnings	
Retained earnings carried forward	6,482
Total retained earnings	6,482
Treasury stock	(0)
Total stockholders' equity	193,347
Revaluation surplus	
Deferred hedge loss	(192)
Total Revaluation surplus	(192)
Total Net Assets	193,155
Total Liabilities and Net Assets	374,352

JUPITER TELECOMMUNICATIONS CO., LTD.(Parent Only)

STATEMENT OF INCOME (Japanese GAAP)

(From January 1, 2006, to December 31, 2006)

(Yen in Millions)

(ORDINARY PROFIT/LOSS)		
Operating profit		
Sales		100,288
Cost of sales		85,300
Gross income		14,988
Selling, general and administrative expenses		10,662
Operating income		4,326
Non-operating profit		
Non-operating profit		
Interest income	2,699	
Dividends	1,366	
Guarantee fee	117	
Exchange gain	3	
Other non-operating income	309	4,494
Non-operating expenses		
Interest expense	1,635	
Long-Term prepaid guarantees amortization	167	
Stock issue costs amortization	251	
Other non-operating expenses	142	2,195
Ordinary income		6,625
(EXTRAORDINARY PROFIT/LOSS)		
Extraordinary loss		
Loss on one-time amortization of loan expense	111	111
Net income before taxes		6,514
Income taxes-current	463	
Income taxes-deferred	(431)	32
Net income		6,482

JUPITER TELECOMMUNICATIONS CO., LTD

(Parent Only-Japanese GAAP)

STATEMENT OF CHANGES IN NET ASSETS

For the 12 month ended December 31, 2006
(Yen in millions)

	Stockholders' equity								
			Capital Surplus			Retained Earnings			
	Common stock	Advance on subscription	Capital reserve	Additional paid-in capital	Total capital surplus	Retained earnings / Retained earnings carried forward	Total retained earnings	Treasury stock	Total Stockholders' equity
Balance at December 31, 2005	114,481	0	89,017	–	89,017	(18,166)	(18,166)	(0)	185,332
Movement for this period									
Covering of deficit due to decrease of capital reserve			(60,396)	42,230	(18,166)	18,166	18,166		–
Net income						6,482	6,482		6,482
Treasury stock								(0)	(0)
Stock option exercise	751	32	750		750				1,533
Reclass from Advance on subscription to Common stock or Capital reserve	0	(0)	0						–
Movement by recognition of hedge gain (loss)									
Total movement	751	32	(59,646)	42,230	(17,416)	24,648	24,648	(0)	8,015
Balance at December 31, 2006	115,232	32	29,371	42,230	71,601	6,482	6,482	(0)	193,347

	Revaluation surplus		Total Net assets
	Deferred hedge loss	Total revaluation surplus	
Balance at December 31, 2005	–	–	185,332
Movement for this period			
Covering of deficit due to decrease of capital reserve			–
Net income			6,482
Treasury stock			(0)
Stock option exercise			1,533
Reclass from Advance on subscription to Common stock or Capital reserve			–
Movement by recognition of hedge loss	(192)	(192)	(192)
Total movement	(192)	(192)	7,823
Balance at December 31, 2006	(192)	(192)	193,155

Notes to Annual Statutory Report (Parent Only - Japanese GAAP)

1. Significant Accounting Policies

1. Securities Valuation Standard and Method
   Investments to subsidiaries and affiliates
   Acquisition cost by the moving average method
   Other investments
   Non-marketable Securities
   Acquisition cost by the moving average method
2. Inventory Valuation
   Merchandise
   Lower of cost or market by the moving average method
3. Depreciation Method of Tangible Fixed Assets
   The straight-line method is applied.

Buildings	15–50 years
Other structures	10–60 years
Machinery and equipment	4–15 years

4. Amortization Method of Intangible Fixed Assets
   The straight-line method is applied.
   With regard to software for in-house use, straight-line method over estimated in-house useful life (5 years) is applied.
5. Long term Prepaid Expenses
   Amortized using straight-line method.
6. Deferred Charges
   Stock Issue Charges
   Amortized equally in three years pursuant to the provisions of the Commercial Code.
7. Allowance and Reserve

(1) Allowance for Bad debts
Calculated based on historical bad debt ratio approach for general receivables and on debtor's financial evaluation approach for particular doubtfuls.

(2) Reserve for Retiring Benefits for directors and auditors
The Company had recorded necessary payment as of term-end based on the internal regulations, however it was resolved at the board of directors meeting held on Feb. 27th, 2006 that the Company would discontinue the retiring benefits for directors and auditors effective from the resolution of general shareholders meeting held in March 2006. Therefore, the Company reversed all reserve for retiring benefits for directors and auditors.

8. Important hedge accounting method

(1) Hedge accounting method
Deferred hedge method is applied. When allotment is applicable for foreign exchange reserve, such method is used.

(2) Measure and object for hedge
Hedge measure: Foreign exchange reserve and interest swap
Object for hedge: Account receivables and payables in foreign currency, and interest of debt loans with variable interest rate

(3) Hedge policy
The Company tries to minimize the risks of foreign exchange fluctuations of account receivables and payables in foreign currency as well as the risks of fluctuations of interest rate for debt loans based on the Company's internal regulations.

(4) Valuation of hedge
With regard to foreign exchange reserve, valuation of hedge is omitted because there is no difference of material conditions regarding its transaction and object for hedge and its cash flow is fixed. With regard to interest swap, valuation is done by testing whether the interest risk as object for hedge is diminished.

9. Lease transaction

Except for finance lease where ownership is expected to transfer to the lessee, the accounting method for lease transactions in conformance with accounting policy of general lease transaction is applied.

10. Consumption Taxes

Consumption taxes are excluded from income and expenses in Statement of Income and net of payables / receivables of Consumption Taxes are recorded in Balance Sheet.

11.Change of accounting methods

(1) Accounting standards for impairment of long-lived assets

Effective from the 12 month ended December 31, 2006, the Company adopted "Accounting Standards for Impairment of Long-lived Assets", "Statement of Opinion on Establishment of Accounting Standards for Impairment of Long-lived Assets" (issued by Business Accounting Council on August 9, 2002) and "Application Guidance on Accounting Standards for Impairment of Long-lived Assets" (Accounting Standard Application Guidance No.6, issued on October 31, 2003). The adoption of these standards had no impact on net income for the 12 month ended December 31, 2006.

(2) Accounting standards for presentation of net assets in the balance sheet

Effective from the 12 month ended December 31, 2006, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard No.5, issued on December 9, 2005) and "Application Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard Application Guidance No.8, issued on December 9, 2005). The total amount if calculated as existing Stockholders' equity is ¥193,347 million. The adoption of these standards had no impact on net income for the 12 month ended December 31, 2006.

(3)Effective from the 12 month ended December 31, 2006, the Company adopted "Tentative Solution on Accounting for Deferred Assets" (the Accounting Standards Board of Japan PITF No. 19, issued on August 11, 2006).

12.Additional information

Operational cost of customer centers

The Company previously recognized the operational cost of customer centers in Selling, general & administrative expenses, however effective from the 12 month ended December 31, 2006, the Company recognized it in Cost of sales. The reason of this change is primarily an increased materiality of this cost due to integration of customer centers from regional management to direct control of the Company and the installment of two additional outbound centers. This change results in ¥10,969 million decrease of gross income, however no impact on operating income, ordinary income and net income before taxes.

13.Other

Starting this fiscal year, we are preparing calculation documents in accordance with "Corporate Calculation Rule" (Ordinance #13 of Ministry of Justice dated February 7, 2006).

2.Notes to the Balance Sheet

1.Amounts presented in millions of yen with fractions rounded.

2.Accumulated depreciation of tangible fixed assets ¥794 million

3. Debt guarantee balance

Guaranteed Parties	(Yen in millions)	Details of guaranteed debt
Fukuoka Cable Network Co.,Ltd	8,534	
J:COM Shonan Co.,Ltd	2,882	
J:COM Kansai Co.,Ltd	2,556	
J:COM Saitama Co.,Ltd	2,349	
J:COM Kita Kyushu Co.,Ltd	2,300	
J:COM Sapporo Co.,Ltd	1,875	
Tsuchiura Cable Television Co.,Ltd	1,763	
J:COM Chiba Co.,Ltd	1,228	Borrowing from Banks
Cable Net Shimonoseki Co.,Ltd	896	
J:COM Setamachi Co.,Ltd	748	
Cable Television Kobe Co.,Ltd	720	

J:COM Tokyo Co.,Ltd	504	
Cable Net Kobe Ashiya Co.,Ltd	422	
Green City Cable TV Corporation	290	
Bay Communications Inc.	23	
Grand Total	27,090	

4. Monetary claims and obligations to subsidiaries and affiliates

Short-term monetary claims	¥13,098 million
Long-term monetary claims	¥119,500 million
Short-term monetary obligations	¥1,478 million

3.Notes to Statement of Income

1. Amounts presented in millions of yen with fractions rounded.
2. Transactions with subsidiaries and affiliates

Sale transactions	¥82,722 million
Non-operational transactions	¥4,140 million

4.Notes to Statement of Changes in Net Assets

1. Amounts presented in millions of yen with fractions rounded.
2. Total outstanding shares 6,382,611.74 ordinary shares
3. Treasury stock 0.74 ordinary shares

5.Notes to Statement of Deferred tax Assets and Liabilities

The effects of temporary difference and carry forwards that give rise to deferred tax assets and liabilities

Long-term prepaid expenses	¥1,597 million
Other	¥744 million
Total Deferred Tax Assets	¥2,341 million
Exchange reservation gain	¥5 million
Total Deferred Tax Liabilities	¥5 million
Net Deferred Tax Assets	¥2,336 million
Less: valuation allowance	(¥1,910 million)
Net deferred Tax Assets	¥426 million

6.Note regarding the fixed assets used under lease agreement

Financial lease transactions other than the leases in which the ownership of leased objects are transferred to the borrowing party.

1.Borrower

(1)Amount equivalent to the acquisition amount of leased objects, amount equivalent to cumulative depreciation amount, and amount equivalent to remaining balance at the end of term. (Excluding subleases to affiliates)

(Yen in million)

	Amount equivalent to acquisition amount	Amount equivalent to cumulative depreciation amount	Amount equivalent to remaining balance at the end of term
Equipment & Tools	1,692	491	1,201
Software	277	118	159
Total	1,969	609	1,360

(2)Amount equivalent to the remaining balance of unexpired lease (including subleases to affiliates)

Within 1 year	¥5,582	million
Over 1 year	¥21,496	million
Total	¥27,078	million

(3)Amount equivalent to lease payment, amount equivalent to depreciation amount, and amount equivalent to interest payment (excluding subleases to affiliates)

Lease payment	¥450	million
Amount equivalent to depreciation amount	¥415	million
Amount equivalent to interest payment	¥43	million

(4)Calculation method of amounts equivalent to depreciation amount and interest payment

1) Calculation of depreciation amount
Straight-line method with lease term as useful life and no residual value is applied.

2) Calculation of interest payment
The difference between the total lease charge and acquisition equivalent amount is assumed the interest portion and distributed each year through the interest method.

2.Lender (sublease to affiliates)

(1)Remaining balance of unexpired lease

Within in a year	¥5,147	million
Over a year	¥20,462	million
Total	¥25,609	million

7. Note regarding information per share

Net asset amount per share	30,262.71 yen
Net earning per share	1,018.01 yen

(Note)Basis for calculating net earning per share.

Net earning	¥6,482 million
Net earning not attributable to common shareholders	-
Net earning attributable to common shareholders	¥6,482 million
Average number of common shared during the fiscal year	6,367,220 shares

8. Significant Subsequent Events

There were no significant events subsequent to the end of 2006 financial year.

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report

February 15, 2007

The Board of Directors
Jupiter Telecommunications Co., Ltd.

KPMG AZSA & Co.

Toshiharu Kawai
Designated and Engagement Partner
Certified Public Accountant

Hiroo Iwaide
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholders' equity and footnotes of Jupiter Telecommunications Co., Ltd. for the year from January 1, 2006 to December 31, 2006 in accordance with Article 444(4) of the Corporate Law. The consolidated statutory report is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above present fairly, in all material respects, the financial position and the results of operations of Jupiter Telecommunications Co., Ltd. and its subsidiaries for the period, in which the consolidated statutory report were prepared, in conformity with accounting principles generally accepted in the United States of America (outlined in Item 4 (1) of "Notes to consolidated statutory report").

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report

February 15, 2007

The Board of Directors
Jupiter Telecommunications Co., Ltd.

KPMG AZSA & Co.

Toshiharu Kawai
Designated and Engagement Partner
Certified Public Accountant

Hiroo Iwaide
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, that is the balance sheet, the statement of income, the statement of changes in net assets, footnotes, and its supporting schedules of Jupiter Telecommunications Co., Ltd. for the 13th business year from January 1, 2006 to December 31, 2006 in accordance with Article 436(2)①of the Corporate Law. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Jupiter Telecommunications Co., Ltd. for the period, in which the statutory report and supporting scheules were prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Audit Report

(Translation from Japanese)

The Board of Auditors has drawn up this Audit Report, as the unanimously agreed opinion of all the Auditors, after deliberations among the Auditors based on the respective audit reports from each Auditor on the directors performing their duties for the thirteenth business year from January 1, 2006 to December 31, 2006, and report as follows.

1. Method and Content of Auditing by Auditors and Board of Auditors

The Board of Auditors decided auditing policies and plans, etc. for the business year, received reports, from each Auditor of respective execution and results of audit, and from the directors, etc. and the Accounting Auditor of their execution of respective duties, and requested their explanation thereon as deemed necessary.

In accordance with Code of Auditors Auditing Standards, auditing policies and plans, etc. decided by the Board of Auditors, each Auditor endeavoured to collect information and develop our auditing environment by keeping contacts and communications with the directors and employees, etc. of internal auditing and other departments, attended the meetings of the Board of Directors and other important meetings, received reports and explanation, as deemed necessary, from the directors and employees, etc. of their performance of respective duties, made perusal of the important documents, including those for internal approval, and investigated the business operation and the state of the assets of the Company. Also each Auditor checked and verified the contents of the resolution of the Board of Directors and the status of the systems developed pursuant to the resolution, regarding the development of the system to secure directors' performance of duties complying with laws and regulation and the articles of incorporation, and other systems required to secure proper business operation as provided in Implementation Regulations of Corporate Law, Article 100, Paragraphs 1 to 3 ("internal control system"). As to the subsidiaries, each Auditor kept communications and exchanged opinions with their directors and auditors, etc., and received their business reports as necessary. Based on the measures and procedures mentioned above, each Auditor examined the Company' s Business Report and Attached Details for the business year.

Also, each Auditor checked and verified whether the Accounting Auditor keeping independent position and executing proper auditing, and received from the Accounting Auditor the reports of the status of their execution of duties and sought for their explanation thereon as necessary. In addition, each Auditor received the report from the Accounting Auditor that "systems to secure proper performance of duties" (provided in Article 159, all paragraphs in Company Accounting Regulation)

were developed and sought for their explanation thereon as necessary. Based on the measures and procedures mentioned above, each Auditor examined the Company's Statutory Report (Balance Sheet, Statement of Income, Statement of Changes in Net Assets and Individual Notes Sheet) and Supporting Schedules, and Consolidated Statutory Report (Consolidated Balance Sheet, Consolidated Statement of Income, Consolidated Statements of Shareholders Equity and Consolidated Individual Notes Sheet).

2. Audit Results

(1) Audit Results of Business Report, etc.

(i) Business Report and Attached Details are deemed to present fairly the situation of the Company complying with laws and regulations and the Articles of Incorporation.

(ii) There are no illegal or unlawful actions nor material facts in violation or breach of law or regulations or the Articles of Incorporation, found in any director performing respective duties.

(iii) The contents of the resolution of the Board of Directors regarding the Company's internal control system are deemed adequate. And, there is nothing to be pointed out in the directors' performance of duties regarding the relevant internal control system.

(2) Audit Results of Statutory Report and Supporting Schedules

The auditing method and audit results of KPMG AZSA & Co., the Accounting Auditor of the Company, are deemed adequate.

(3) Audit Results of Consolidated Statutory Report.

The auditing method and audit results of KPMG AZSA & Co., the Accounting Auditor of the Company, are deemed adequate.

February 21, 2007

The Board of Auditors, Jupiter Telecommunications Co., Ltd.

Statutory Auditor (full-time)	Tsuguhito Aoki
Statutory Auditor (outside auditor)	Michael Erickson
Statutory Auditor (outside auditor)	Masatoshi Hayashi
Statutory Auditor	John Sandoval

(Translation from Japanese disclosure to JASDAQ)

March 9, 2007

Additional Notes to Annual Financial Results Release
Jupiter Telecommunications Co., Ltd.
(Consolidated [U.S. GAAP] and Parent Company Only [Japanese GAAP])
For the 12 Months Ended December 31, 2006

Company code number: 4817 (URL http://www.jcom.co.jp/)
Shares traded: JASDAQ
Location of headquarters: Tokyo
Executive position of legal representative: Tomoyuki Moriizumi, Chief Executive Officer
Please address all communications to:
Koji Kobayashi, IR Department Phone: +81-3-6765-8158 E-Mail: KobayashiKo@jupiter.jcom.co.jp
Hiroto Motomiya, Accounting Controlling Dept. Phone: +81-3-6765-8140 E-Mail: MotomiyaH@jupiter.jcom.co.jp

Jupiter Telecommunications Co., Ltd. announced today additional items to its Consolidated and Parent only financial statements for the fiscal year ended December 31, 2006, originally announced on January 30, 2007.

1. Jupiter Telecommunications Co., Ltd. and Subsidiaries (Consolidated-[U.S.GAAP])
   Notes to Annual Consolidated Financial Statements.
   (1) Income Taxes
   (2) Severance and Retirement Plans

2. Jupiter Telecommunications Co., Ltd. Parent Company Only
   Notes to Financial Statements [JAPAN GAAP]
   (1) Income Tax Accounting

1. Jupiter Telecommunications Co., Ltd. and Subsidiaries (Consolidated-[U.S.GAAP]) Notes to Annual Consolidated Financial Statements.

(1) Income Taxes

The Company and its subsidiaries were subject to Japanese national corporate tax of 30%, an inhabitant tax of 21% and a deductible Enterprise tax of 10%, which in aggregate result in a statutory tax rate of 42%. On March 24, 2003, the Japanese Diet approved the Amendments to Local Tax Law, reducing the Enterprise tax from 10.08% to 7.2%. The amendments to the tax rates were effective for fiscal years beginning on or after April 1, 2004. Consequently, the statutory income tax rate had been lowered to approximately 40% for deferred tax assets and liabilities expected to be settled or realized on or after January 1, 2005 for the Company.

All pretax loss /(income) and related tax expense/(benefit) are derived solely from Japanese operations. Income tax expense/(benefit) for the years ended December 31, 2005 and 2006 is as follows (Yen in millions):

	2005	2006
Current	¥ 2,852	¥ 4,350
Deferred	(5,923)	(1,328)
Income tax expense(benefit)	¥ (3,071)	¥ 3,022

The effective rates of income tax expense/(benefit) relating to losses (income) incurred differs from the rate that would result from applying the normal statutory tax rates for the years ended December 31, 2005 and 2006 is as follows:

	2005	2006
Normal effective statutory tax rate	40.0%	40.0%
Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and rates	—	—
Increase/(decrease) in valuation allowance	(73.4)	(26.3)
Non-deductible expenses and other	14.5	(2.7)
Effective tax rate	(18.9%)	11.0%

The effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities at December 31, 2005 and 2006 are as follows (Yen in millions):

	2005	2006
Deferred tax assets:		
Operating loss carryforwards	¥ 15,350	¥ 7,307
Deferred revenue	14,612	18,689
Lease obligation	15,409	20,185
Retirement and other allowances	422	678
Investment in affiliates	325	805
Accrued expenses and other	4,797	5,146
Total gross deferred tax assets	50,915	52,810
Less: valuation allowance	(14,868)	(4,720)
Deferred tax assets	36,047	48,090
Deferred tax liabilities:		
Property and equipment	17,014	21,682
Intangible assets - principally customer relationships	1,606	8,498
Other	3,628	5,008
Total gross deferred tax liabilities	22,247	35,188
Net deferred tax assets	¥ 13,800	¥ 12,902

The net changes in the total valuation allowance for the years ended December 31, 2005 and 2006 were decreases of ¥20,373 million and ¥10,148 million respectively. The decrease in valuation allowance in 2005 and 2006 is primarily as a result of reversal of certain valuation allowances on deferred tax assets of certain subsidiaries.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management expects to realize its deferred tax assets net of existing valuation allowance.

The remaining amount of unrecognized tax benefits as of December 31, 2005 and 2006 acquired in connection with business combinations were ¥1,346 million and ¥381 million, respectively. If the deferred tax assets are realized or the valuation allowance is reversed, the tax benefit realized is first applied to i) reduce to zero any goodwill related to acquisition, ii) second to reduce to zero other non-current intangible assets related to the acquisition and iii) third to reduce income tax expense.

At December 31, 2006, the Company and its subsidiaries had net operating loss carryforwards for income tax purposes of ¥18,267 million, which were available to offset future taxable income. Net operating loss carryforwards, if not utilized, will expire in each of the next seven years as follows (Yen in millions):

Year ending December 31,		
2009	¥	8,913
2010		3,240
2011		1,221
2012-2013		4,893
	¥	18,267

(2) Severance and Retirement Plans

On October 1, 2005 the Company adopted a defined contribution retirement plan for substantially all of its full-time employees. This plan was adopted as a replacement to the unfunded defined benefit severance and retirement plan which terminated for full-time employees on September 30, 2005, excluding certain directors and employees in a subsidiary acquired in 2005. The Company contributions under the new defined contribution retirement plan were ¥61 million and ¥303 million for the year ended December 31, 2005 and 2006.

Certain directors, auditors and employees within certain subsidiaries remained in the unfunded deferred benefit severance and retirement plans. Employees terminating their employment after the two or three year vesting period are entitled, under most circumstances, to lump-sum severance payments determined by reference to their rate of pay at the time of termination, years of service and certain other factors. December 31, 2006 was used as the measurement date.

Net periodic cost of the Company and its subsidiaries' plans accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 87 for the years ended December 31, 2005 and 2006, included the following components (Yen in millions):

	2005		2006	
Service cost - benefits earned during the year	¥	241	¥	26
Interest cost on projected benefit obligation		37		3
Realized gain on settlement		(656)		–
Actuarial loss		(10)		3
Net periodic cost	¥	(388)	¥	32

The reconciliation of beginning and ending balances of the benefit obligations of the Company and its subsidiaries' plans accounted for in accordance with SFAS No. 87 are as follows (Yen in millions):

Change in benefit obligation:	2005		2006	
Benefit obligation, beginning of year	¥	2,682	¥	35
Service cost		241		26
Interest cost		37		3
Acquisitions		47		441
Realized gain on settlement		(656)		–
Actuarial loss (gain)		(10)		3
Benefits paid		(2,306)		(28)
Benefit obligation, end of year	¥	35	¥	480

The weighted-average discount rate used in the determination of the Company and its subsidiaries' plans projected benefit obligation and net pension cost as of and for the years ended December 31, 2005 and 2006 are as follows:

	2005	2006
Projected benefit obligation		
Discount rate	2.0%	2.0%
Net pension cost		
Discount rate	2.0%	2.0%

Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS No. 158)*, requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and recognize changes in the funded states as other comprehensive gains (losses) in the year in which changes occur. SFAS No. 158 also requires that the defined benefit plan assets and obligations be measured as of the date of the employer's fiscal year-end balance sheet. We adopted SFAS No. 158 as of December 31, 2006 and there was no material impact as our defined benefit severance and retirement plan was terminated in 2005 and we recognized the net pension liability for the newly acquired subsidiaries in the purchase price allocation based on the projected benefit obligation thereby eliminated any previously unrecognized gain or loss, prior service cost, and transition asset or obligation.

In addition, employees of the Company participate in a multiemployer defined benefit plan. The Company contributions to this plan amounted to ¥672 million, and ¥793 million for the years ended December 31, 2005 and 2006, respectively.

2. Jupiter Telecommunications Co., Ltd. (Parent Company Only -[Japanese GAAP]) Notes to Financial Statements

(1) Income Tax accounting

(Yen in millions)

12 Months ended December 31,2005

1 Significant components of deferred tax assets are as follows (Yen in millions):

Loss carryforwards	894
Long-term prepaid expenses	2,105
Other	164
Subtotal deferred tax assets	3,163
Less Valuation allowance	(3,163)
Total deferred tax assets	—

2. The effective rates of income tax expense (benefit) relating to losses (income) incurred differs from the rate that would result from applying the normal statutory tax rates.

Since the company recognized net loss before income tax in 2005, we don't disclose those information.

12 Months ended December 31,2006

1 Significant components of deferred tax assets are as follows (Yen in millions):

Deferred tax assets	
Long-term prepaid expenses	1,597
Other	744
Subtotal deferred tax assets	2,341
Deferred tax liability	
Profit from forward contract	5
Subtotal deferred tax liability	5
Deferred tax asset (net)	2,336
Less Valuation allowance	(1,910)
Total deferred tax assets	426

2. The effective rates of income tax expense (benefit) relating to losses (income) incurred differs from the rate that would result from applying the normal statutory tax rates.

Normal effective statutory tax rate	40.7%
Permanently non-deductible expenses, mainly Entertainment expenses	0.2
Per capital portion of inhabitants taxes	0.4
Permanently non-taxable income, mainly Dividend income	(7.8)
Valuation allowance	(34.4)
Other	1.4
Effective tax rate	0.5

The following is an unofficial English translation of the Notice of Convocation at the 13th Ordinary General Meeting of Shareholders of Jupiter Telecommunications Co., Ltd. held on March 27, 2007. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

March 12, 2007

To Those Shareholders with Voting Rights

Tomoyuki Moriizumi
President & CEO
Jupiter Telecommunications Co., Ltd.
1-30, Shiba Daimon 1-chome, Minato-ku, Tokyo

NOTICE OF THE 13th ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend the 13th Ordinary General Meeting of Shareholders of the Company. The meeting will be held as described below.

If you are unable to attend the meeting, you can exercise your voting rights in writing. Please review the Reference Documents for the Exercise of Voting Rights, indicate your votes for or against each of the proposals on the enclosed Voting Rights Exercise Form, impress your seal thereon, and return the form.

1. **Date and Time** — 10 a.m., Tuesday, March 27, 2007
2. **Place** — Hotel Okura Tokyo, South Wing B2, Ascot Hall
   2-10-4, Toranomon, Minato-Ku, Tokyo
3. **Agenda of the Meeting:**

   Matters to be reported:
   (1) The Business Report, the Consolidated Financial Statements and Audit Reports of the Accounting Auditor and the Board of Statutory Auditors for the Consolidated Statutory Reports for the 13th Fiscal Term (from January 1, 2006, to December 31, 2006
   (2) The Non-Consolidated Financial Statements for the 13th Fiscal Term (from January 1, 2006, to December 31, 2006)

   Proposals to be resolved:
   Proposal No. 1: Partial Amendments to the Articles of Incorporation
   Proposal No. 2: Election of 13 Directors
   Proposal No. 3: Revision of the Amount of Compensation, etc. as Stock Options for Directors and Statutory Auditors and Determination of Details of Compensation
4. **Decision Regarding Convocation** — When the voting right is to be exercised by a proxy, the person who can serve as a proxy is limited to another shareholder with a voting right. In such case, a submission of document to prove the proxy is required.

When you attend the 13th Ordinary General Meeting of Shareholders of the Company, please submit the enclosed form of Proxy Card at the reception desk.

Reference Documents for the Exercise of Voting Rights

Proposals and references

Proposal No. 1:Partial Amendments to the Articles of Incorporation

1.Reasons for the amendment

(1) To facilitate diversifying business and to prepare for future business deployments, the business objective of Company is added and rules are sorted in Article 2 of current Articles of Incorporation (Article 2 of revised draft of Articles of Incorporation).

(2) In order to improve thoroughness of notification and to streamline procedures, the change of announcement method to electric announcement and the announcement method when electric announcement is not available are stipulated in Article 4 of existing Articles of Incorporation (Article 4 of the revised draft of Articles of Incorporation).

(3) Article 14 of the revised draft of Articles of Incorporation is newly established, as the Company is now capable of assuming the Internet disclosure based on Corporate Calculation Rule and Implementation Rule of Corporate Law as provisioning of information that should be displayed or listed in materials of the shareholders general meeting by stipulating in Articles of Incorporation.

(4) Along with establishment of Article 14 of the revised draft of Articles of Incorporation, the article numbering is rolled forward.

2. Details of Changes
Details of changes are as follows.

(Changes are underlined.)

Current Articles of Incorporation	Amended Articles of Incorporation
ARTICLE 2. BUSINESS OBJECTIVES	ARTICLE 2. BUSINESS OBJECTIVES
The objectives and purposes of the Company shall be to engage in the following businesses and services:	[Same as Current]
1. Cable television broadcasting service and cable radio broadcasting service. 2. Telecommunication service under the Telecommunications Law.	1.～2. [Same as Current]
3. <u>Consigned broadcasting service</u> under the Broadcasting Law and supply of programs <u>through telecommunication satellites.</u>	3. <u>Broadcasting service</u> under the Broadcasting Law and supply of programs.
4. Design, construction and maintenance of cable television broadcasting facilities and telecommunications facilities.	4. [Same as Current]
5. Development, sales, lease and repair of machinery, and tools and software relating to cable television broadcasting and telecommunications.	5. Development, sales, lease, repair <u>and installation</u> of machinery, and tools and software relating to cable television broadcasting<u>, broadcasting</u> and telecommunications.
6. Acting as advertisement agency.	6. <u>Development and sale of advertising media and</u> Acting as advertisement agency.

Current Articles of Incorporation	Amended Articles of Incorporation
7. Publication and sale of publications. 8. Channel lease of cable television broadcasting facilities. 9. Renting studios for audio and video recording and any incidental equipment. 10. Guidance and training of broadcasting engineers, and development and sale of broadcasting technology. 11. Import and export of films and videotapes for broadcast on television. [New Provision] [New Provision] [New Provision] [New Provision] 12. Investment in corporations engaged in the businesses and services set forth above and consulting with regard to such businesses and services. 13. All other businesses and services incidental and related to those set forth above.	7.~11. [Same as Current] 12. Production of television program and control. 13. Information processing, provision and other information service. 14. Direct marketing business. 15. Loan 16. Planning, research, development, consignment and consulting related to above business, and sale of know-how. 17. All other businesses and services incidental and related to those set forth above.
ARTICLE 4. METHOD OF PUBLIC NOTICE All public notices by the Company shall be made in the "Nihon Keizai Shinbun".	ARTICLE 4. METHOD OF PUBLIC NOTICE All public notices by the Company shall be given electronically. If, due to accident or some other unavoidable reason, electronic publication is not possible, then public notice will be made in the "Nihon Keizai Shinbun".
[New Provision]	ARTICLE 14. PROVISION OF REFERENCE DOCUMENTS FOR GENERAL MEETINGS OF SHAREHOLDERS VIA THE INTERNET The Company may, in accordance with the rules established by the Ministry of Justice, use the Internet to furnish shareholders with reference documents for general meetings of shareholders, business reports, non-consolidated and consolidated financial statements, or other information that should be displayed or described therein, and such information may be deemed to have been furnished to shareholders.
ARTICLE 14.~ARTICLE37. [Articles Omission]	ARTICLE 15.~ARTICLE38. [Same as Current]
ARTICLE 38. ENFORCEMENT OF CORPORATE LAW The modification of these Articles of Incorporation shall become effective as of the date on which the Corporate Law (Law No. 86 of 2005) becomes effective.	[Deleted]

Proposal No. 2: Election of 13 Directors

The terms of office of all 12 Directors will expire at the conclusion of the meeting. Accordingly, the election of the following 13 Directors is proposed.
The candidates for Directors are as follows:

1. Mr. Tomoyuki Moriizumi Born: January 13, 1948

April 1970	Joined Sumitomo Corporation Co., Ltd.
January 1995	Chairman, Phoenixcor Inc.
October 1996	President, Jupiter Shop Channel
February 2000	President and Chief executive Officer, Jupiter Programming Co., Ltd.
April 2000	Corporate Officer, Sumitomo Corporation Co., Ltd.
January 2003	Joined Jupiter Telecommunications Co., Ltd.
March 2003	President and Chief Executive Officer

2. Mr. Mineo Fukuda Born: November 4, 1951

April 1975	Joined Recruit Co., Ltd.
June 1991	Director, Recruit Co., Ltd.
June 1999	Executive Director, Recruit Co., Ltd.
June 2001	Joined Kadokawa Shoten Publishing Co., Ltd. as Executive Director
June 2002	President, Kadokawa Shoten Publishing Co., Ltd.
April 2003	Executive Director and Chief Operating Officer, Kadokawa Holdings Inc. President, Kadokawa Shoten Publishing Co., Ltd.
April 2005	Executive Director and Chief Operating Officer, Kadokawa Holdings Inc. President, Kadokawa Shoten Publishing Co., Ltd.
February 2006	Executive Vice President, Kadokawa Holdings Inc.
March 2006	Executive Vice President, Jupiter Telecommunications Co., Ltd.
June 2006	Executive Vice President and Chief Operating Officer

3. Mr. Shunzo Yamaguchi Born: September 4, 1946

April 1970	Joined Sumitomo Corporation Co., Ltd.
June 1994	Assistant Manager, CATV Business Dept.
November 1997	VP, Engineering, Jupiter Telecommunications Co., Ltd.
April 1998	VP, Network Engineering
December 2000	SVP, Engineering
October 2004	Director
June 2005	President, J:COM Technology Co., Ltd.
January 2006	General Manager, Engineering Division and AIT Division
October 2006	General Manager, Engineering Division

4. Mr. Toru Kato Born: February 12, 1964

April 1988	Joined Sumitomo Corporation Co., Ltd.
April 1995	Team Leader, Business Planning in Video Media Business Dept.
March 1997	Head of Business Planning Office, Jupiter Programming
April 2000	Corporate Officer and Head of Business Planning, Softbank Broad Media
September 2003	VP, Business Development, Jupiter Telecommunications Co., Ltd.

April 2004	SVP, Business Development
March 2005	Director
November 2005	SVP, Service Strategy and VP, Product Development Dept.
January 2006	General Manager, Service Strategy Division

5. Mr. Masayuki Matsumoto Born: January 12, 1947

April 1969	Joined Matsushita Electric Industrial Co., Ltd.
April 1995	Technical Director and Product Planning Director, Video Movie Business
October 2000	Director, AVC Company Video Division Co., Ltd.
January 2001	Advisor, Osaka Central Cablenetwork Co., Ltd.
April 2002	President, Osaka Central Cablenetwork Co., Ltd.
December 2004	President, Cable West Inc.

6. Mr. Akira Ito Born: July 8, 1947

July 1971	Joined Sumitomo Corporation Co., Ltd.
July 1997	VP, Administration, Jupiter Telecommunications Co., Ltd.
March 2002	President, J:COM Kanto Co., Ltd.
November 2003	SVP, Administration, Jupiter Telecommunications Co., Ltd.
March 2005	Advisor to EVP and VP, Corporate Legal Dept. President, Chofu Cable Inc.
January 2006	General Manager, Administration Division and Human Resources Division

7. Mr. Shingo Yoshii Born: August 23, 1947

April 1971	Joined Sumitomo Corporation Co., Ltd.
October 1995	General Manager, Machinery & Electronics Dept. in Nagoya Office
April 2000	Corporate Officer, Deputy General Manager, Media Business Division General Manager, Planning & Coordination Dept., Media, Electronics & Information Business Group General Manager, Information & Telecommunications Business Dept. No. 1
April 2002	Corporate Officer, General Manager, Media Division General Manager, CATV & Satellite Dept.
March 2003	Director, Jupiter Telecommunications Co., Ltd.
April 2003	Executive Officer, General Manager, Media Division General Manager, CATV & Satellite Dept., Sumitomo Corporation Co., Ltd.
October 2003	Executive Officer, General Manager, Media Division
June 2005	Member of the Board, Managing Executive Officer, Media, Electronics & Network Business Unit
April 2006	Member of the Board, Managing Executive Officer, Media, Electronics & Network Business Unit

8. Mr. Yoshio Osawa Born: January 22, 1952

April 1975	Joined Sumitomo Corporation Co., Ltd.
September 1999	General Manager, Electronic Materials & Equipment Dept.
April 2001	General Manager, Network Systems Dept.
May 2002	Assistant General Manager, Network Division & General Manager, Network Systems Dept.
April 2003	Corporate Officer, General Manager, Network Division
April 2005	Executive Officer, General Manager, Network Division

9. Mr. Seiichi Morimoto Born: January 4, 1957

April 1981	Joined Sumitomo Corporation Co., Ltd.
October 1998	Seconded to Sumisho Telemate from Media Business Division
April 2001	Seconded to SC ComTechs from Media Business Division
April 2003	Deputy General Manager, CATV Business Dept.
October 2003	General Manager, CATV Business Dept.
March 2005	Director, Jupiter Telecommunications Co., Ltd.
April 2006	Assistant General Manager, Media Division, Sumitomo Corporation Co., Ltd.

10. Ms. Miranda Curtis Born: November 26, 1955

May 1992	Joined Tele-Communications International Inc.
January 1995	Director, Jupiter Telecommunications Co., Ltd.
September 1996	Executive Vice President, Tele-Communications International, Inc.
February 1999	President, Liberty Media International, Inc.
June 2004	Senior Vice President and President Asia Region, Liberty Media International, Inc.
June 2005	President, Liberty Global Japan, Liberty Global, Inc.

11. Mr. Graham Hollis Born: January 9, 1952

July 1994	Joined Tele-Communications International Inc.
May 1995	Executive Vice President & Chief Financial Officer, Tele-Communications International, Inc.
March 1998	Auditor, Jupiter Telecommunications Co., Ltd.
September 2000	Director, Jupiter Telecommunications Co., Ltd.
June 2004	Senior Vice President and Treasurer, Liberty Media International, Inc.
June 2005	Executive Vice President and Chief Operating Officer, Liberty Global Japan, Liberty Global, Inc.

12. Mr. Yasushige Nishimura Born: October 25, 1935

April 1959	Joined Sumitomo Corporation Co., Ltd.
January 1995	President, Jupiter Telecommunications Co., Ltd.
March 1998	Advisor, Jupiter Telecommunications Co., Ltd.
November 1998	Advisor in Japan, Liberty Media Corporation
September 2000	Director, Jupiter Telecommunications Co., Ltd.
February 2004	Representative Director, Mediatti Communications Co., Ltd.
June 2004	Advisor in Japan, Liberty Media International, Inc.
June 2005	Executive Advisor, Japan, Liberty Global Japan, Liberty Global, Inc.

13. Mr. Mark Luiz Born: April 22, 1953

September 1988	Joined United Artists Entertainment Programming
April 2000	Chief Executive Officer, Content Division, Telewest plc
April 2002	Chief Operating Officer, Cable Division, Telewest plc
August 2002	Finance Director, Telewest plc

August 2005 Executive Vice President, Jupiter Programming Co., Ltd.

Notes: No conflict of interest exists between the Company and any of the other candidates for Directors.

Proposal No. 3: Revision of the Amount of Compensation, etc. as Stock Options for Directors and Statutory Auditors and Determination of Details of Compensation

1. Reason for the Proposal

From the business year ending December 2006, the company abolished its retirement allowance system for directors (limited to those directors engaged primarily in the management of the company) and statutory auditors (excluding non full-time auditors) and replaced it with the allocation of share purchase warrants as stock compensation type stock options with equivalent economic value of retirement allowance so abolished, exercise price of which is 1 yen per share. The objective is to raise motivation and morale in improving the company's performance, as well as increasing sensitivity to the company's share price and performance, and having the company's directors and statutory auditors share not only the advantages of an increase in share price with shareholders, but also the risk of a decline in share price.

Prior to the enforcement of the Corporate Law of Japan (Law No. 86 of 2005), approval by special resolution at the company's general meeting of shareholders was necessary for the issuance of share purchase warrants, as that constituted "issuance of share purchase warrants with especially favorable terms and conditions to persons other than shareholders." However, after the Corporate Law of Japan took effect, share purchase warrants distributed as stock options to the company's directors and statutory auditors may be regarded as part of directors' and statutory auditors' compensation, etc., respectively.

In conjunction with this, the company desires to revise the overall structure of compensation, etc., for its officers with the objective of motivating officers to execute management with a further awareness of the company's performance and share price based on a medium and long-term perspective.

Accordingly, the company desires to allocate two types of share purchase warrants as stock compensation type stock options. These are the "stock compensation type stock options as a medium-term incentive," which seek to raise the company's performance and share price over the medium-term by giving directors a medium-term incentive through the establishment of the medium-term exercise period described in Section 2. (1) - ③ below, and the "stock compensation type stock options as a long-term incentive," which seek to raise the company's performance and share price over the long-term by giving directors and statutory auditors respectively a long-term incentive by allowing them to exercise share purchase warrants, in principle, from the day immediately after ceasing to hold the position of director and statutory auditor of the company, respectively, by setting the long-term exercise period described in Section 2. (2) - ③ below.

The amount and details of compensation, etc., in share purchase warrants allocated as stock options have been calculated based on the company's performance and factors such as the work performance by and contribution of directors for the medium-term stock compensation type stock options, and based on the company's performance, the past payment of retirement allowance, and factors such as the work performance by and contribution of directors and statutory auditors respectively for the stock compensation type stock options as a long-term incentive.

Furthermore, in conjunction with the adoption of the stock compensation type stock options as a medium-term incentive and the stock compensation type stock options as a long-term incentive, the company desires to reduce the amount of compensation, etc., for directors from 800 million yen per annum to 600 million yen per annum.

2. Details of the Proposal

The extraordinary general meeting of shareholders convened on September 29, 2000 approved the amount of compensation, etc., for the company's directors within 800 million yen per annum and the

amount of compensation, etc., for the company's statutory auditors within 100 million yen per annum. Now, the company seeks approval to revise the cap of compensation, etc., for directors to within 600 million per annum. Also, apart from these amounts of compensation, etc., for directors and statutory auditors respectively, the company seeks approval for the compensation, etc., as described below for its directors and statutory auditors respectively, related to share purchase warrants allocated as stock options to directors (limited to those directors engaged primarily in the management of the company) and statutory auditors (excludes non full-time auditors).

The compensation as described below shall not include the employee salary of officers who serve as employees.
There are currently 12 directors and 4 statutory auditors. If the proposal to elect directors is approved in its original form, there will be 13 directors.

(1) Stock Compensation Type Stock Options as a Medium-Term Incentive
The company seeks approval for compensation, etc., relating to share purchase warrants to be allocated as stock options detailed below capped at 200 million yen per annum.

① Total Number of Share Purchase Warrants, and Class and Number of Shares that are the Subject of the Share Purchase Warrants

Total Number of Share Purchase Warrants: The number of share purchase warrants to be issued within one year of the date of the general meeting of shareholders relating to each fiscal year shall be capped at 2,000 units.

Class and Number of Shares that are the Subject of the Share Purchase Warrants: The number of shares that may be granted through the exercise of share purchase warrants to be issued within one year of the date of the general meeting of shareholders relating to each fiscal year shall be capped at 2,000 shares of common stock of the company. When the Number of Granted Shares (defined below) is to be adjusted, the number of shares to be so granted shall be capped at the number of the share purchase warrants above multiplied by the adjusted Number of Granted Shares.

The number of shares for each share purchase warrant ("Number of Granted Shares") shall be one share.

When it is appropriate for the company to adjust the Number of Granted Shares as a result of conducting a merger, an issuance of shares through an offering, a demerger, a share split or a share consolidation, the company may make the adjustment to the Number of Granted Shares that it deems necessary.

② Value of Assets to be Contributed on the Exercise of Share Purchase Warrants

The value of assets to be contributed on the exercise of each share purchase warrant shall be 1 yen, which is an amount per share to be paid in order to obtain shares upon the exercise of the share purchase warrants, multiplied by the Number of Granted Shares.

③ Exercise Period of Share Purchase Period

Within 8 years of the day immediately following the allocation of share purchase warrants.

④ Restriction on Acquiring Share Purchase Warrants by Transfer

The acquisition of share purchase warrants by transfer is subject to the approval by resolution of the board of directors of the company.

⑤ Other Conditions for the Exercise of Share Purchase Warrants

The conditions for the exercise of share purchase warrants shall be determined by either the general meeting of shareholders or the board of directors of the company that resolves the terms of offering of share purchase warrants.

(2) Stock Compensation Type Stock Options as a long-term incentive
The company seeks approval for compensation, etc., relating to share purchase warrants to be allocated as stock options detailed below capped at 50 million yen per annum for the directors and 5 million yen for the statutory auditors.

① Total Number of Share Purchase Warrants, and Class and Number of Shares that are the Subject of the Share Purchase Warrants

Total Number of Share Purchase Warrants: The number of share purchase warrants to be issued within one year of the date of the general meeting of shareholders relating to each fiscal year shall be capped at 500 units for the directors and 50 units for the statutory auditors.

Class and Number of Shares that are the Subject of the Share Purchase Warrants: The number of shares that may be granted through the exercise of share purchase warrants to be issued within one year of the date of the general meeting of shareholders relating to each fiscal year shall be capped at 500 shares of common stock of the company for the directors and 50 shares of common stock of the company for the statutory auditors. When the Number of Granted Shares (defined below) is to be adjusted, the number of shares to be so granted shall be capped at the number of share purchase warrants above multiplied by the adjusted Number of Granted Shares.

The number of shares for each share purchase warrant ("Number of Granted Shares") shall be one share.

When it is appropriate for the company to adjust the Number of Granted Shares as a result of conducting a merger, an issuance of shares through an offering, a demerger, a share split or a share consolidation, the company may make the adjustment to the Number of Granted Shares that it deems necessary.

② Value of Assets to be Contributed on the Exercise of Share Purchase Warrants

The value of assets to be contributed on the exercise of each share purchase warrant shall be 1 yen, which is an amount per share to be paid in order to obtain shares upon the exercise of the share purchase warrants, multiplied by the Number of Granted Shares.

③ Exercise Period of Share Purchase Warrants

Within 20 years of the day immediately following the allocation of share purchase warrants.

④ Restriction on Acquiring Share Purchase Warrants by Transfer

The acquisition of share purchase warrants by transfer is subject to the approval by resolution of the board of directors of the company.

⑤ Other Conditions for the Exercise of Share Purchase Warrants

The exercise of share purchase warrants by their holders is allowed, in principle, from the day immediately following the date when such holder ceased to hold the position of director and/or

statutory auditor of the company. Other conditions for the exercise of share purchase warrants shall be determined by either the general meeting of shareholders or the board of directors of the company that resolves the terms of offering of share purchase warrants.

The following is an unofficial English translation of the Notice of Resolutions at the 13th Ordinary General Meeting of Shareholders of Jupiter Telecommunications Co., Ltd. held on March 27, 2007. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

March 27, 2007

To Our Shareholders:

Tomoyuki Moriizumi
President & CEO
Jupiter Telecommunications, Co., Ltd.
1-1-30 Shiba Daimon,
Minato-ku, Tokyo

NOTICE OF RESOLUTIONS AT THE 13TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

We wish to express our sincere appreciation for the exceptional favor you have always shown us.

This is to inform you that at the 13th Ordinary General Meeting of Shareholders of Jupiter Telecommunications Co., Ltd. held today, reports were given and resolutions were made as follows.

REPORTS AND RESOLUTIONS

Reports

1. A report on the Business Report, the Consolidated Financial Statements and Audit Reports of the Accounting Auditor and the Board of Statutory Auditors for the Consolidated Statutory Reports for the 13th Fiscal Term (from January 1, 2006, to December 31, 2006
2. A report on the Non-Consolidated Financial Statements for the 13th Fiscal Term (from January 1, 2006, to December 31, 2006)

The above reports were made based on the Business Report for the13th Fiscal Year.

Resolutions

Proposal No. 1: Partial Amendments to the Articles of Incorporation

It was resolved that the proposal be approved as proposed. (Please refer to the convocation notice for the amendments.)

Proposal No. 2: Election of 13 Directors

It was resolved that Mr. Tomoyuki Moriizumi, Mr. Mineo Fukuda, Mr. Shunzo Yamaguchi, Mr. Toru Kato, Mr. Masayuki Matsumoto, Mr. Akira Ito, Mr. Shingo Yoshii, Mr. Yoshio Osawa, Mr. Seiichi Morimoto, Ms. Miranda Curtis, Mr. Graham Hollis, Mr. Yasushige Nishimura and Mr. Mark Luiz be elected as Directors. All of the aforementioned have taken office.

Proposal No. 3: Revision of the Amount of Compensation, etc. as Stock Options for Directors and Statutory Auditors and Determination of Details of Compensation

It was resolved that the proposal be approved as proposed. (Please refer to the convocation notice for the revision and the determination.)

February 16, 2007
FOR IMMEDIATE RELEASE

Women's Entertainment Channel "LaLa TV" Goes High-Definition (HD)

J:COM TV Begins Digital Broadcast of "LaLa HD" on April 1st

Korean Wave and Other Popular Overseas TV Drama Series Broadcast in High-Definition

Tokyo, Japan -- Beginning April 1, 2007 Jupiter TV Co., Ltd. (Jupiter TV) and Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, will start broadcasting Jupiter TV's popular women's entertainment channel "LaLa TV" in high-definition on the "LaLa HD" channel on the J:COM TV Digital*[1] basic channel package. J:COM TV Digital customers will be able to enjoy this channel free of any additional charge.

J:COM is continuing to upgrade its channels to digital high-definition. The first HD channel was the optional Star Channel High Definition, which became available on air in November 2004. Following this initial achievement, in December 2005 the documentary channel, Discovery HD, and the life-style & entertainment channel, FOX Life HD, were added. Following in August 2006 the movie channel, Movie Plus HD, was launched. J:COM's fifth HD channel will be LaLa HD, bringing LaLa TV's popular content to its viewers in high-definition. J:COM is upgrading its digital broadcasting content in order to differentiate itself from its immediate competitors and to provide the same picture quality as digital terrestrial and broadcasting satellite (BS) digital broadcasting.

As cable TV transitions to digital technology, Jupiter TV is pioneering the communication satellite (CS) broadcasting industry's move towards HD and is upgrading its group channels to high-definition. LaLa HD will be joining the documentary channel, Discovery HD, and the movie channel, Movie Plus HD, as the third high-definition channel being provided over J:COM TV Digital.

Since its inception in September 2000, the women's entertainment channel, LaLa TV, has been providing popular foreign TV series, including "Beverly Hills 90210," "Sex and the City," and Western dining, interior, and overseas lifestyle programs. These foreign programs have been accompanied by trendy, in-house women's lifestyle productions, such as "Kitchen Bliss with R. Yamamoto" and "Ryuji Kagami's Astrology." This programming also includes the introduction of the Korean TV drama series, "Four Seasons," starring popular actors, Dong-Gun Jang and Byung-Hun Lee, and directed by the renowned Seok-ho Yun. This program was introduced earlier only on specialized channels. By December 2006, the number of households with LaLa TV reached over 4.5 million.



The heroine Kyra Sedgwick is the winner of the 64th Golden Globe for Best Performance by an Actress in a Television Series – Drama for her role in "The Closer." Regular broadcasting starts April 7th, 2007
TM & © Warner Bros. Entertainment

Beginning this April, you will be able to enjoy all your favorite programs from LaLa TV, including the premier of the major U.S. hit TV drama series, "The Closer," popular Korean TV drama series, as well as cooking and travel programs in crisp high-definition quality.

***1 J:COM TV Digital Service Overview**
For 4,980 yen (5,229 yen including tax) a month, this TV service enables subscribers to experience more than 100 channels over terrestrial/BS/cable digital, radio, and data broadcast. Customers can use electronic program guide (EPG) scheduling, video-on-demand (J:COM VOD), pay-per-view, and interactive TV information services.

About LaLa HD
Broadcasting high-quality women's entertainment shows including the premier of the major U.S. hit TV show, "The Closer," popular Korean TV shows, as well as cooking and travel programs--all in high-definition.

■ Channel Name	LaLa HD
■ Company Name	Jupiter Entertainment Co., Ltd.
■ President	Tetsuo Karasawa
■ Company Establishment	March 29, 1989
■ Channel Establishment	April 1, 2007
■ Address	Shiroyama Trust Tower 12F, 4-3-1 Toranomon, Minato-ku, Tokyo 105-6012 Japan
■ Contact Numbers	+81 (0)3 6430 2690
■ Shareholders	Jupiter TV (100%)
■ Homepage (URL)	http://www.lala.tv/
■ How to Watch	Available on J:COM TV Digital basic channels – ch. 271 LaLa HD is a J:COM TV Digital basic channel, which charges a monthly subscription fee of 4,980 yen (5,229 yen including tax) to watch. • The LaLa TV (SD) channel, being currently broadcast on J:COM TV Digital basic channels, will become LaLa HD (HD channel) from April 1st, 2007. • LaLa TV (SD) will continue to be broadcast on J:COM TV Digital in future on ch. 275. • LaLa HD (HD channel) will broadcast the same content as LaLa TV (SD channel).
■ Broadcasting Times	24 hours

About J:COM
Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 2.62 million subscribing households (as of December 31, 2006) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 24 managed franchises (as of December 31, 2006) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 9.74 million (as of December 31, 2006). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

# # #

J:COM

February 19, 2007
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES JANUARY 2007 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of January 31, 2007 served by J:COM's 24 managed franchises reached approximately 2.63 million, up 484,700, or 22.6% since January 31, 2006. The increase is attributed to growth of the subscribing households in existing service areas and the addition of newly consolidated franchises. Combined revenue generating units (RGUs) for cable television, high-speed Internet access and telephony services reached approximately 4.54 million, up 832,200 or 22.4% since January 31, 2006. The bundle ratio (average number of services received per subscribing household) was unchanged at 1.73 as of January 31, 2007 from January 31, 2006, including Cable West Inc. The ratio excluding Cable West Inc. increased to 1.78 as of January 31, 2007 from 1.73 since January 31, 2006. Details are provided in the table below:

Year-Over-Year Subscribing Household Comparisons: *(Rounded to the nearest hundred)*

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of January 31, 2007	2,196,000 Digital:1,152,100	1,155,000	1,188,500	4,539,500	2,629,900
As of January 31, 2006	1,801,400	920,800	985,100	3,707,300	2,145,200
Net year-over-year increase	394,600	234,200	203,400	832,200	484,700
Net increase as percentage	21.9%	25.4%	20.6%	22.4%	22.6%

Results for J:COM's consolidated subsidiaries are noted below:

Total consolidated subsidiaries: 23 franchises; 40 systems:

Consolidated Systems Total	**Revenue Generating Units**				**Total Subscribing Households**
	Cable Television	**High-Speed Internet Access**	**Telephony**	**RGU Total**	
As of January 31, 2007	2,109,600 Digital:1,112,600	1,114,500	1,134,300	4,358,400	2,520,000
As of January 31, 2006	1,689,900	872,900	925,200	3,488,000	2,011,700
Net year-over-year increase	419,700	241,600	209,100	870,400	508,300
Net increase as percentage	24.8%	27.7%	22.6%	25.0%	25.3%

* Tables include additional adjustments to Cable West Inc. subscribers to conform to J:COM policy. The impact of such adjustments was a decrease of 5,300 total RGUs.

About J:COM

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving approximately 2.63 million subscribing households (as of January 31, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 24 managed franchises (as of January 31, 2007) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 9.75 million (of which Cable West group has approximately 1.4 million, as of January 31, 2007). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

February 28, 2007
FOR IMMEDIATE RELEASE

J:COM TV DIGITAL INTRODUCES NEW PREMIUM CHANNELS
Launch of Classica Japan, Takarazuka Sky Stage and Mnet

Tokyo, Japan -- Beginning in April, Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, will start launching several new premium channels. As of April 1, 2007, you can enjoy Japan's sole specialized classical music channel Classica Japan (distributed by Classica-Japan Corporation) on J:COM's digital broadcasting service J:COM TV Digital*[1]. Takarazuka Sky Stage (distributed by Hankyu Corporation) will begin broadcasting on May 1, 2007. Then, on June 1, 2007, J:COM TV Digital will launch the Korean entertainment channel Mnet (distributed by CJ Media Japan Corp.).

Since starting its digital broadcasting service in April 2005, J:COM has continually upgraded and expanded the J:COM TV Digital channel lineup; and with the introduction of digital high-definition basic channels like Discovery HD and LaLa HD, it has also provided high-definition vision and sound. Due to strong customer demand, these three new popular optional channels will boost the channel lineup, attracting new audiences and further promoting the move of subscribers from analog to digital services.

Further, Jupiter VOD Co., Ltd. will provide Classica Japan and Mnet programming as video-on-demand (J:COM On Demand). This is another example of how J:COM is working to strengthen its channel lineup and provide more high-quality content.

***[1] J:COM TV Digital Service Overview**
For 4,980 yen (5,229 yen including tax) a month, this TV service enables subscribers to experience more than 100 channels over terrestrial/BS/cable digital, radio, and data broadcast. Customers can use electronic program guide (EPG) scheduling, video-on-demand (J:COM On Demand), pay-per-view, and interactive TV (InteracTV) information services.

REFERENCE MATERIALS – OVERVIEW OF THE NEW OPTIONAL CHANNELS

Classica Japan

CLASSICA JAPAN



"Russian Night" Maestro Seiji Ozawa at 1993 Waldbuehne Concert

Channel Distributor: Classica-Japan Corporation

Launch Date: April 1, 2007

Channel Overview: Japan's sole specialized classical music channel, established 1996 in Germany, became available in Japan in 1998. The channel provides top worldwide artists and composers, concerts, operas, ballet, music documentaries, and other refined classical music programming.

Subscription Price:
Digital Classica Set
6,980 yen (7,329 yen including tax)*2
Digital Compact Classica Set
6,180 yen (6,489 yen including tax)*2

Takarazuka Sky Stage

TAKARAZUKA SKY STAGE



© Takarazuka Revue Company

Channel Distributor: Hankyu Corporation

Launch Date: May 1, 2007

Channel Overview: Takarazuka Revue is a very popular all-female acting troupe in Japan, which was founded in 1913. In Takarazuka, all parts, including male roles, are played by women and the costumes are incredibly lavish. The works are usually adapted from Western classic musicals, operas, novels, and even films. The channel brings the magic and atmosphere of the Takarazuka Revue to the small screen, featuring a broad lineup from the immortal classics to the latest productions, with original programming and daily news enhancing the show experience.

Subscription Price:
Digital Takarazuka Set
7,280 yen (7,644 yen including tax)*2
Digital Compact Takarazuka Set
6,480 yen (6,804 yen including tax)*2

*2 The set price includes J:COM TV (Digital / Digital Compact) basic subscription price.



Mnet

TVXQ ©CJ Media, Inc.

Channel Distributor	CJ Media Japan Corp.
Launch Date	June 1, 2007
Channel Overview	This Mnet channel provides a complete entertainment package, including music, TV dramas, movies, celebrity news, variety, and more, covering the whole breadth of Korean entertainment. From the latest K-POP rankings and exclusive broadcasts of new "the making-of" movie reports, to the latest celebrity news, offered at the same time as the original Korean broadcast, this channel provides viewers with the full magic of Korean entertainment programming.
Subscription Price	1,500 yen (1,575 yen including tax)

About J:COM

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving approximately 2.63 million subscribing households (as of January 31, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony, and mobile services to customers through 24 managed franchises (as of January 31, 2007) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 9.75 million (of which Cable West group has approximately 1.4 million as of January 31, 2007). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

March 22, 2007
FOR IMMEDIATE RELEASE

J:COM CREATES NEW MEDIA BUSINESS DEPARTMENT

Media Advertising Will Support Revenue Diversification and Broaden Operations

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan today announced the creation of a new Media Business Department within its Marketing & Sales Division. This new department is expected to diversify revenue streams and broaden the scope of operations.

To support continued growth, J:COM plans to increase the strength of its group media advertising, with the goal of turning it into a major revenue source. The total advertising expenditures in Japan has increased 0.6 percent year-over-year to 5,995.4 billion yen, according to the "2006 Advertising Expenditures in Japan" (published by Dentsu Inc., February 20, 2007). In keeping with this trend, Satellite Media-Related, including cable television, has continued to increase awareness to target media and reported spending a yearly 111.7 percent increase of 54.4 billion yen.

J:COM intends to diversify primary revenue streams by creating an advertising sales model for the group media channels[*1] and strengthening programming. The newly established Media Business Department has 15 employees and is supported by J:COM group company staff of approximately160 employees. To further increase revenue from advertising media, J:COM has also established individual groups such as "Magazine Media," "TV Media," "Interactive Media," "Advertising Sales" and "Business Operations."

[*1] J:COM Media Channels:

Channel Name	Media	Type of service & audience
Community Channel	TV	Free broadcast reaching ca. 6.5m households[*2]
Video-on-Demand Service (J:COM On Demand)	TV	Interactive to all digital service subscribers
Interactive Information Service (InteracTV)	TV	Interactive to all digital service subscribers
Program Information Guide (J:COM Magazine)	Magazine	Monthly guide for over two million TV subscribers[*2]
Free Paper "Clippie"	Magazine	200,000 copies circulated monthly in Saitama area[*3]
Community Information Sites	WEB	Interactive service available by service area

[*2] Including households reached by Cable West Group.

[*3] As of February 2007.

Reference:

Marketing & Sales Division


Before Reorganization
After Reorganization
Marketing & Sales Division
Marketing & Sales Division
Marketing Department
Media Business Department
Sales Strategy Department
Sales Strategy Department
Sales Promotion Department
CS Promotion Department
CS Promotion Department
Tele-sales Promotion Department
Tele-sales Promotion Department

About J:COM

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving approximately 2.63 million subscribing households (as of January 31, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony, and mobile services to customers through 24 managed franchises (as of January 31, 2007) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 9.75 million (of which Cable West group has approximately 1.4 million as of January 31, 2007). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

March 23, 2007
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES

February 2007 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of February 28, 2007 served by J:COM's 24 managed franchises reached 2.63 million, up 480,900, or 22.3% since February 28, 2006. The increase is attributed to growth of the subscribing households in existing service areas and the addition of newly consolidated franchises. Combined revenue generating units (RGUs) for cable television, high-speed Internet access and telephony services reached 4.56 million, up 828,000 or 22.2% since February 28, 2006. The bundle ratio (average number of services received per subscribing household) was unchanged at 1.73 as of February 28, 2007 from February 28, 2006, including Cable West Inc. The ratio excluding Cable West Inc. increased to 1.78 as of February 28, 2007 from 1.73 since February 28, 2006. Details are provided in the table below:

Year-Over-Year Subscribing Household Comparisons: (*Rounded to the nearest hundred)*

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of February 28, 2007	2,196,800 Digital:1,176,000	1,160,600	1,202,800	4,560,200	2,634,400
As of February 28, 2006	1,805,500	927,800	998,900	3,732,200	2,153,500
Net year-over-year increase	391,300	232,800	203,900	828,000	480,900
Net increase as percentage	21.7%	25.1%	20.4%	22.2%	22.3%

Results for J:COM's consolidated subsidiaries are noted below:

Total consolidated subsidiaries: 23 franchises; 40 systems:

Consolidated Systems Total	**Revenue Generating Units**				**Total Subscribing Households**
	Cable Television	**High-Speed Internet Access**	**Telephony**	**RGU Total**	
As of February 28, 2007	2,110,600 Digital:1,135,700	1,120,000	1,148,200	4,378,800	2,524,500
As of February 28, 2006	1,694,000	879,800	938,300	3,512,100	2,019,900
Net year-over-year increase	416,600	240,200	209,900	866,700	504,600
Net increase as percentage	24.6%	27.3%	22.4%	24.7%	25.0%

About J:COM

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 2.63 million subscribing households (as of February 28, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 24 managed franchises (as of February 28, 2007) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is 9.77 million (of which Cable West group has approximately 1.4 million as of February 28, 2007). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

JASDAQ

2007年2月27日

会 社 名 株式会社ジュピターテレコム
代表者名 代表取締役社長 森 泉 知 行
(コード番号:4817)
問合せ先 IR部長 小 林 孔 次
電 話 03-6765-8157(部代表)

連結子会社の合併に関するお知らせ

株式会社ジュピターテレコム(J:COM、本社:東京都港区、代表取締役 最高経営責任者:森泉知行)の連結子会社である株式会社ケーブルネット神戸芦屋(J:COM神戸・芦屋、兵庫県神戸市、代表取締役社長 櫻井隆)と株式会社ケーブルテレビ神戸(J:COM神戸・三木、兵庫県神戸市、代表取締役社長 田中 良一)の2社は、本日開催された各社の株主総会において、2007年4月1日を期日に両社が対等の精神に基づき合併することを決議致しましたので、下記のとおりお知らせ致します。

記

1. 合併の目的

ケーブルネット神戸芦屋とケーブルテレビ神戸の両社は、J:COMグループのケーブルテレビ会社として、兵庫県内の各サービスエリアにおいて、多チャンネルテレビ、高速インターネット接続、固定電話、移動体通信の4つのサービスを、J:COMブランドのもとで提供しております。「放送と通信の融合」の進展にともない競争環境が急速に変化する中、当社では連結子会社の合併を通じ、グループ経営の効率化を追求することにより、J:COMグループ全体の持続的な成長の実現に向けた一層の競争力の強化を図っていきます。

2. 合併の意義

今回の合併により、合併会社の総加入世帯数は約13万世帯*、ホームパス世帯(敷設工事が済みいつでも加入頂ける世帯)は約53万世帯*となり、これまで以上にエリア内における地域メディアとしての存在感が高まると共に、規模の拡大に伴いより一層の企業価値の向上を図ります。

さらに当社は、合併会社エリア内のお客さま専用のカスタマーセンターを本年3月6日に神戸市内に新たに設立いたします。このように地域に密着した高品質なサービス提供と合併による経営効率化の促進により、地域総合サービス会社としてのサービス及びお客さまの満足度向上に努めてまいります。

* 2007年1月31日現在

3. 合併の要旨

(1) 合併期日　2007年4月1日(予定)

(2) 合併方式　ケーブルネット神戸芦屋を存続会社とする

(3) 合併後の会社概要

商　号	:株式会社ケーブルネット神戸芦屋
事業内容	:有線テレビジョン放送事業及び電気通信事業
所在地	:兵庫県神戸市東灘区御影塚町2丁目3番1号
代表者	:未　定(2007年3月23日の取締役会で選任予定)

4. 合併当事会社の概要（2006年12月31日現在）

商　　号	㈱ケーブルネット神戸芦屋（存続会社）	㈱ケーブルテレビ神戸
事業内容	有線テレビジョン放送事業 電話事業、インターネット接続事業	有線テレビジョン放送事業 電話事業、インターネット接続事業
サービスエリア	兵庫県神戸市（東灘区、灘区、兵庫区、中央区）及び芦屋市	兵庫県神戸市（長田区、須磨区、垂水区、西区）及び三木市
設立年月日	1994 年 7 月 20 日	1992 年 4 月 15 日
本社所在地	兵庫県神戸市東灘区御影塚町 2 丁目 3 番 1 号	兵庫県神戸市長田区御屋敷通 3 丁目 1 番 1 号
代　表　者	代表取締役社長　櫻井　隆	代表取締役社長　田中　良一
資本金の額	2,900 百万円	3,000 百万円
事業年度の末日	12 月 31 日	12 月 31 日
当社出資比率	54.1%	89.9%

なお、本件は連結子会社同士の合併であり、公表済みの当社の2007年12月期連結業績予想に変更はありませんが、今後は組織統合、経営効率化等による合併の効果が出ると期待しております。

J:COMについて http://www.jcom.co.jp/

株式会社ジュピターテレコム（J:COM）は、1995 年に設立された国内最大手のケーブルテレビ局統括運営会社です。札幌、関東、関西、九州エリアの 24 社 41 局を通じて約 263 万世帯（2007 年 1 月 31 日現在）のお客様にケーブルテレビ、高速インターネット接続、固定電話、移動体通信の 4 サービスを提供しています。ホームパス世帯（敷設工事が済みいつでも加入頂ける世帯）は約 975 万世帯*（2007 年 1 月 31 日現在）です。ジャスダック証券取引所に上場しており（コード番号: 4817）、主要株主は住商/LGI スーパーメディア, LLC. です。

*ケーブルウエストグループ分のホームパス世帯（約140万世帯）については、当社と算出方法が異なります。

この発表文にはジュピターテレコムおよびその関係会社の将来または将来の経営予測に関する事項が含まれています。この発表文で述べまたは暗示しているこれらの事項には、各種のリスク・不確定な要素などが含まれており、従って、将来における当社の今後の実績・活動内容・業績などの実質的結果と異なることがあります。

J:COM

News Release

2007年3月1日
株式会社ジュピターテレコム
（コード番号：4817 JASDAQ）

『かんたんリモコン』の本格販売を開始

～ 「やさしい・かんたん・あんしん」で使いやすいケーブルTVリモコンを提供 ～

株式会社ジュピターテレコム（J:COM、本社：東京都港区、代表取締役社長　最高経営責任者：森泉 知行）は3月1日から、従来のデジタルサービス用リモコンを使いやすく改良した「かんたんリモコン」の販売を全サービスエリア*1で開始します。「かんたんリモコン」は、当社が独自に開発したもので、従来のリモコンよりボタン数を減らし、ボタンの大きさを約2倍にするなどシンプルな使いやすさを実現しています。また、見たいチャンネルへの一発選局ができるようにするなど、より手軽にデジタル放送を楽しめる機能を追求しました。

リモコンについては、デジタルサービスの開始により高機能になった一方で、「使いづらい」「操作方法がわからない」といったお客さまのお問い合わせが多数寄せられました。また昨年度実施したCS（顧客満足度）調査*2においてもリモコンに対する満足度が十分でないことがわかり、リモコンの使い勝手を改善することが重要な課題であると捉えました。これらのことから、日々現場でお客さまと接している社員の発案により社員参加型のプロジェクトが立ち上がり「かんたんリモコン」を開発、このたびの本格販売にいたりました。

J:COMでは「かんたんリモコン」の販売開始に伴い、2007年3月1日～5月31日までJ:COMグループ全局*1でキャンペーンを行います。キャンペーン期間中は定価3,000円（3,150円税込）を、キャンペーン価格1,500円（1,575円税込）で提供します。地域密着型サービスの強みを生かし、J:COMスタッフが初期設定のサポート及びアフターフォローも行います。ボタンが大きく、見やすく、押しやすいことで「やさしい」。ボタンをひとつ押せば、好きなチャンネルを一発表示できて「かんたん」。初期設定など、J:COMスタッフによるアフターケアも充実して「あんしん」。J:COMは今後「やさしい・かんたん・あんしん」をキーワードにユニバーサルデザイン化を推進するとともに、お客さまの満足度向上を図っていきます。

*1 札幌エリアは5月1日から販売開始となります。尚、ケーブルウエストグループは含まれておりません。
*2 2006年3月にJ:COMのサービスについてアンケートを実施しました（有効回答数：5,600）。リモコンの使い勝手について「あまりよくない」「よくない」とする回答が全体の約30%でした。

＜かんたんリモコンの概要＞

名　　称　　「かんたんリモコン」
主な特徴

- 従来品に比べ
  - ボタン数を40%減
  - ボタンの大きさを200%アップ
  - ボタン文字の大きさを30%アップ
- 見たい番組チャンネルへの一発選局機能搭載

価　格

定価 3,000 円（3,150 円税込）／キャンペーン価格 1,500 円（1,575 円税込）*3

*3 一人 1 台に限ります。2 台目以降及び紛失・破損による交換の場合は通常価格 3,000 円（税込 3,150 円）となります。初期設定作業料を含みます。

製品内容

- かんたんリモコン本体
- 単三電池 2 個
- ウェルカムキット（テレビ視聴方法の説明カラーパンフレット）
- 取扱説明書（付加機能の詳細説明など、詳しい使い方を掲載）
- お気に入り選局　チャンネルロゴシール（チャンネルのロゴシールをお気に入り選局ボタンに貼ってカスタマイズ）


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A ニュース
B スポーツ
D アニメ
J:COM

※カバーが開いている状態
多機能ボタンをカバー内に配置

J:COMについて http://www.jcom.co.jp/

株式会社ジュピターテレコム（J:COM）は、1995 年に設立された国内最大手のケーブルテレビ局統括運営会社です。札幌、関東、関西、九州エリアの 24 社 41 局を通じて約 263 万世帯（2007 年 1 月 31 日現在）のお客様にケーブルテレビ、高速インターネット接続、固定電話、移動体通信の 4 サービスを提供しています。ホームパス世帯（敷設工事が済みいつでも加入頂ける世帯）は約 975 万世帯*（2007 年 1 月 31 日現在）です。ジャスダック証券取引所に上場しており（コード番号: 4817)、主要株主は住商/LGI スーパーメディア, LLC.です。

*ケーブルウエストグループ分のホームパス世帯（約140万世帯）については、当社と算出方法が異なります。

この発表文にはジュピターテレコムおよびその関係会社の将来または将来の経営予測に関する事項が含まれています。この発表文で述べまたは暗示しているこれらの事項には、各種のリスク・不確定な要素などが含まれており、従って、将来における当社の今後の実績・活動内容・業績などの実質的結果と異なることがあります。

J:COM

News Release

2007年3月1日
株式会社ジュピターテレコム
(コード番号: 4817 JASDAQ)

J:COM グループ 人事異動のお知らせ

株式会社ジュピターテレコム（J:COM、本社：東京都港区、代表取締役社長 最高経営責任者：森泉 知行）は3月1日付で、下記の人事異動を実施します。

3月1日付

商品企画部長 兼 通信事業戦略部長
河田 俊樹（旧 商品企画開発部長）

マーケティング・営業本部長補佐 兼 販売推進部長
氏本 祐介（旧 マーケティング・営業本部長補佐 兼 営業戦略部長）

メディア事業部長
小早川 浩（旧 マーケティング部長）

販売戦略部長 兼 CS推進部長
高平 太（旧 CS推進部長 兼 営業戦略部 副部長）

アットネットホーム㈱ 社長補佐（管理本部より出向）
地平 茂一（旧 通信事業戦略部長 兼 アットネットホーム㈱ 社長補佐）

J:COMについて http://www.jcom.co.jp/

株式会社ジュピターテレコム（J:COM）は、1995年に設立された国内最大手のケーブルテレビ局統括運営会社です。札幌、関東、関西、九州エリアの24社41局を通じて約263万世帯（2007年1月31日現在）のお客様にケーブルテレビ、高速インターネット接続、固定電話、移動体通信の4サービスを提供しています。ホームパス世帯（敷設工事が済みいつでも加入頂ける世帯）は約975万世帯*（2007年1月31日現在）です。ジャスダック証券取引所に上場しており（コード番号: 4817）、主要株主は住商/LGI スーパーメディア, LLC.です。

*ケーブルウエストグループ分のホームパス世帯（約140万世帯）については、当社と算出方法が異なります。

この発表文にはジュピターテレコムおよびその関係会社の将来または将来の経営予測に関する事項が含まれています。この発表文で述べまたは暗示しているこれらの事項には、各種のリスク・不確定な要素などが含まれており、従って、将来における当社の今後の実績・活動内容・業績などの実質的結果と異なることがあります。

2007 年 3 月 12 日
独立行政法人　情報通信研究機構
株式会社ウィルコム
株式会社ジュピターテレコム

ケーブルテレビネットワークを活用したPHSサービスの拡大

— 実証実験に成功 —

独立行政法人情報通信研究機構（理事長：長尾 真、以下、NICT）の平成 17 年度、18 年度の高度通信・放送研究開発に係る委託研究テーマ「ケーブルテレビネットワークにおけるモバイル端末接続技術の研究開発」プロジェクトにおいて、株式会社ウィルコム（東京都港区、代表取締役社長：喜久川政樹、以下 ウィルコム）と株式会社ジュピターテレコム（東京都港区、代表取締役社長：森泉 知行、以下　J:COM）は、ケーブルテレビネットワークを活用した PHS サービスの拡大に向けた実証実験に成功しました。

＜背景＞

ケーブルテレビネットワークは都市部のみならず、山間部の過疎地域においても普及しているシステムです。ケーブルテレビは放送サービス及びブロードバンドサービスを提供していますが、このネットワークを更に高度利用することにより、モバイルを含めたユビキタス環境をあまねく日本全国に実現するという u-Japan 政策への貢献が期待されます。こうした中 NICT は、ケーブルテレビネットワークとモバイル端末とを連携させ、過疎地を含む全国各地でユビキタスモバイルサービスを実現するための技術開発を進めてきました。

＜成果の概要＞

東京都練馬区高野台のJ:COMのサービスエリア内において、試作基地局 10 台を設置し、限定的なサービスエリアを構築しました。このエリアの中で、PHS端末からの発着信の接続率、通話品質、データ通信速度の検証を目的とする実証実験を行い、現在のPHSサービスと同等の品質(接続率 99%以上、データ通信速度 300kbps以上)が得られていることを確認しました。また、基地局間の送信タイミングのずれが 40×10^{-6}秒/日以下の精度で安定的に同期が確保され、端末が移動したとき瞬時に基地局を切り替えるハンドオーバー処理が行われていることも確認しました。これらの結果から、従来のPHSアクセスラインと同様に、ケーブルテレビネットワーク活用の有効性が実証されました。

＜今後の展望＞

ケーブルテレビネットワークと PHS 事業者とを IP ネットワーク接続することにより、これまで実現困難であった山間部やビル陰などの電波が遮断された場所でのモバイル通信が容易に実現できることが期待されます。　さらに、ケーブルテレビ事業者が PHS を活用したモバイルネットワークを構築し、既存のケーブルテレビネットワークと PHS とを融合させたサービス（FMC：Fixed Mobile Convergence）実現等の可能性が拡大します。

別　紙

●研究開発の概要

本研究開発は、J:COM、ウィルコム及び国立大学法人東京農工大学の 3 者が共同で行ったものであり、既存のケーブルテレビネットワークを活用したモバイルサービスを実現するために、次の技術開発を行いました。

・ケーブルテレビネットワークに影響を与えない新たなモバイル信号制御の開発
・ケーブルテレビネットワークの信号から同期をとるためのクロック信号を抽出し、これにより基地局間の送信タイミングの同期を確保するための開発
・性能を検証するための試作基地局の開発

●実験概要図


CATV
クロック生成装置
N
電力線
CATV
ON
無線制御局
無線局
ハンドオーバ
端末

J:COM

News Release

2007年3月16日
株式会社ジュピターテレコム
株式会社クレディセゾン

J:COMとクレディセゾンが提携

「J:COMMUNITY Card《セゾン》」を3月22日より募集開始

株式会社ジュピターテレコム(J:COM、本社:東京都港区、代表取締役社長 最高経営責任者:森泉知行)と株式会社クレディセゾン(本社:東京都豊島区、代表取締役社長:林野 宏)は3月22日より、J:COMグループの顧客向けクレジットカード、「J:COMMUNITY Card《セゾン》」(ジェイ:コミュニティカード《セゾン》)の募集を開始いたします。

J:COMは国内最大手のケーブルテレビ局統括運営会社であり、札幌・関東・関西・九州エリアの24社41局を通じて、ケーブルテレビ、高速インターネット接続、固定電話、移動体通信の4サービスを提供しております。新カードの導入により、お客さまの利便性を高め、満足度の向上を図るとともに、エリアマーケティングにおいて相乗効果を期待し、新規のお客さま獲得を目指します。

<新カードの特徴>

「J:COMMUNITY Card《セゾン》」の年会費は永年無料です。ご利用金額に応じて有効期限無期限の《セゾン》永久不滅ポイントが貯まります。(1,000円=1P。200Pよりアイテムと交換) その他オリジナル特典として、ご入会でもれなく、日本最大365日24時間テレビショッピング専門チャンネル「ショップチャンネル」でご利用いただける2,000円分のお買物割引券をプレゼントいたします。また、J:COMご利用料金を「J:COMMUNITY Card《セゾン》」でお支払いいただきますと、《セゾン》永久不滅ポイントをご入会6ヵ月後に100P、12ヶ月後に100Pの累計200Pプレゼントいたします。

さらに、全国の西友・リヴィンで毎月5日・20日は「J:COMMUNITY Card《セゾン》」のご利用でご請求時に5%OFF(一部除外店舗・商品あり)のサービスや、全国約9,500ヵ所の加盟店でのご優待・割引サービスなど、《セゾン》カード独自の魅力ある特典をご用意しております。

クレディセゾンでは、お客様視点のサービス提供することでカード利用を促進し、クレジットカード提携先への売上貢献を図りながら、共存・共栄を目指して参ります。

別紙

J:COMMUNITY Card《セゾン》概要


SAISON CARD
VISA

J:COMMUNITY Card《セゾン》 VISA


SAISON CARD

J:COMMUNITY Card《セゾン》 Master Card


SAISON CARD

J:COMMUNITY Card《セゾン》JCB

カード名称	J:COMMUNITY Card《セゾン》
提携ブランド	VISA / MasterCard / JCB
入会金・年会費	永年無料
ポイントシステム	《セゾン》永久不滅ポイント（無期限、永久不滅） ※1ヶ月のご利用総額 1,000円につき1ポイント付与
ETC同時申込み	ETCカード同時申込可能　※ 年会費永年無料
オリジナル特典	(1)カード入会特典 カード新規入会でショップチャンネルお買物割引券2,000円分プレゼント ※新規カード発送時、お買物割引券(1,000円分×2枚つづり印字券)を同封発送 (2)ハッピーボーナス付与 カード入会後6ヵ月目に100P、12ヶ月目に100P(合計200P)の《セゾン》永久不滅ポイントを付与 ※ボーナス付与時、J:COMのご利用料金を提携カードでお支払いいただいている場合に限る
《セゾン》カード特典	(1)全国の西友・リヴィンで5%OFF 毎月5日、20日は、西友・リヴィンにてJ:COMMUNITY Card《セゾン》をご利用で5%OFF ※ご請求時に割引となります。※一部除外店舗・商品がございます。※エス・エス・プイも対象となります。 (2)全国9,500ヶ所の加盟店で、ご優待割引 全国のホテル・レストランや遊園地などのレジャー施設で、ご優待や割引のサービスを提供 (3)会員限定チケットサービス コンサートや演劇など話題の公演チケットを会員限定特典をつけてご用意 ※ その他、《セゾン》カード特典を付帯

会社概要

■株式会社ジュピターテレコム http://www.jcom.co.jp/

株式会社ジュピターテレコム（J:COM）は、1995年に設立された国内最大手のケーブルテレビ局統括運営会社です。札幌、関東、関西、九州エリアの24社41局を通じて約263万世帯（2007年1月31日現在）のお客様にケーブルテレビ、高速インターネット接続、固定電話、移動体通信の4サービスを提供しています。ホームパス世帯（敷設工事が済みいつでも加入頂ける世帯）は約975万世帯*（2007年1月31日現在）です。ジャスダック証券取引所に上場しており（コード番号: 4817）、主要株主は住商/LGI スーパーメディア, LLC.です。

*ケーブルウエストグループ分のホームパス世帯（約140万世帯）については、当社と算出方法が異なります。

この発表文にはジュピターテレコムおよびその関係会社の将来または将来の経営予測に関する事項が含まれています。この発表文で述べまたは暗示しているこれらの事項には、各種のリスク・不確定な要素などが含まれており、従って、将来における当社の今後の実績・活動内容・業績などの実質的結果と異なることがあります。

■株式会社クレディセゾン http://www.saisoncard.co.jp/

資本金：750億円　　事業内容：クレジットカード事業、他

取扱高：4兆1,836億円（2006年度）

株式会社クレディセゾンは、サービス先端企業として、新しい時代のカードビジネス思想を確立し、クレジットビジネスNo.1企業になることを目指しています。これまでのVISA／MasterCard／JCB／AMERICAN EXPRESSという4つのインターナショナルブランドと提携した国際カードの《セゾン》カードに加え、2006年1月のUCカードの統合により、UCカードの発行も行っております。2006年12月末におけるカード会員数は2,461万人となり、クレジットカード会社でトップレベルの地位を獲得しています。クレディセゾンでは業界に先駆けてポイント無期限化を導入するなど、常に顧客視点でのサービス開発に注力しております。今後もお客様に喜んでご利用いただけるファーストカードを目指して更なるカード事業の強化を推進してまいります。

J:COM

News Release

2007 年 3 月 20 日
株式会社ジュピターテレコム
（コード番号: 4817 JASDAQ）

緊急地震速報の実証実験を開始

～ 家庭向け緊急地震速報サービスによる、安全・安心な地域社会の実現に向けて ～

株式会社ジュピターテレコム（J:COM、本社：東京都港区、代表取締役社長 最高経営責任者：森泉 知行）は、気象庁が配信する「緊急地震速報[1]」を、ケーブルネットワークを利用して家庭向けに告知するサービスについての実証実験を行います。本実験は、2007 年 4 月以降に社団法人電子情報技術産業協会（東京都千代田区、会長 秋草直之、以下 JEITA [2]）が実施する「JEITA緊急地震速報CATV用特化モデル拡大実証試験[3]」に参画するものです。

昨今、地震・津波など災害情報の活用について関心が高まるなか、気象庁は今秋の緊急地震速報の本運用に向けて準備を進めています。これに伴い J:COM では、安心・安全な地域社会の実現に貢献することを目的として、グループ内の数局において本年 5 月より本情報を家庭向けに提供するシステムの構築に着手し、同 6 月より端末機器やサービス品質等の検証を約 3 ヵ月間行う予定です。

地震発生の際に、その後に続く大きな揺れの到達時刻や震度などの情報をいち早く届けることにより、身近な危険を回避し、災害による被害を軽減することが期待されています。J:COM は今後、本実証実験にて得られた結果と需要の動向を見据え、一般家庭に向けた緊急地震速報サービスの商用化を検討していきます。

[1] 気象庁が配信する地震情報。地震の発生直後に、震源に近い地震計でとらえた観測データを解析して震度や地震の規模(マグニチュード)を直ちに推定し、これに基づいて各地での主要動の到達時刻や震度を推定し、可能な限り早く知らせる情報。

[2] 電子機器、電子部品の生産、貿易及び消費の増進を図ることにより、電子情報技術産業の総合的な発展を目的とした業界団体。

[3] CATV各社の既存インフラを活用し、気象庁から発信された緊急地震速報を受信し、家庭内実証試験対象地域における予測震度と主要動の到達予測時刻を独自に計算し、その結果を端末装置に送信して、実証試験参加家庭に伝達するシステムを利用する実験。

＜サービス提供イメージ図＞


地震発生
①
専用線
J:COM
ネットワーク
J:COM
気象庁 &
気象業務支援センター
データ
センター
※
CATV局
(J:COM局)
お客さま宅
一戸建て
集合住宅
②
③
④
⑤
＜気象庁が発信するデータ＞
＜J:COMが配信するデータ＞
警告

※本実証試験においては、JEITAが運用するサーバを利用

①地震発生

②全国に設置された地震計によって、大きな揺れ(S波)の前に伝達される小さな揺れ(P波)を検知し瞬時に規模(マグニチュード)・震源(緯度・経度)を算出

③算出されたデータを気象庁・気象業務支援センターから配信

④配信されたデータをもとに、J:COMのセンターでエリアの予測震度、大きな揺れの到達までの猶予時間を算出

⑤J:COM のお客さま宅に、予測震度、大きな揺れの到達までの猶予時間を音声、アラーム、警告灯などで告知

J:COMについて http://www.jcom.co.jp/

株式会社ジュピターテレコム（J:COM）は、1995 年に設立された国内最大手のケーブルテレビ局統括運営会社です。札幌、関東、関西、九州エリアの 24 社 41 局を通じて約 263 万世帯（2007 年 1 月 31 日現在）のお客様にケーブルテレビ、高速インターネット接続、固定電話、移動体通信の 4 サービスを提供しています。ホームパス世帯（敷設工事が済みいつでも加入頂ける世帯）は約 975 万世帯*（2007 年 1 月 31 日現在）です。ジャスダック証券取引所に上場しており（コード番号: 4817)、主要株主は住商/LGI スーパーメディア, LLC.です。

*ケーブルウエストグループ分のホームパス世帯（約140万世帯）については、当社と算出方法が異なります。

この発表文にはジュピターテレコムおよびその関係会社の将来または将来の経営予測に関する事項が含まれています。この発表文で述べまたは暗示しているこれらの事項には、各種のリスク・不確定な要素などが含まれており、従って、将来における当社の今後の実績・活動内容・業績などの実質的結果と異なることがあります。

JASDAQ

News Release

2007年3月23日
ケーブルウエスト株式会社
株式会社ケーブルテレビ神戸
株式会社ケーブルネット神戸芦屋
株式会社ジェイコム関西
北摂ケーブルネット株式会社
株式会社ジュピターテレコム

160Mbps超高速インターネットサービスを関西エリア各社で開始
－ 2007年9月より一斉スタート －

株式会社ジュピターテレコム（J:COM、本社：東京都港区、代表取締役社長 最高経営責任者：森泉 知行）のグループ会社であるケーブルウエスト株式会社大阪セントラル社、株式会社ケーブルテレビ神戸、株式会社ケーブルネット神戸芦屋、株式会社ジェイコム関西、北摂ケーブルネット株式会社の各社は2007年9月より、既設HFC（光ファイバ同軸ハイブリッド）ネットワークを利用した下り最大160Mbps、上り最大10Mbpsの超高速インターネット接続サービス「ハイグレード（160Mbpsタイプ）」を月額利用料金6,000円（税別・モデム利用料金含む）にて提供を開始します。

従来より、各社は下り最大30Mbps（ベストエフォート型）のサービスを提供するほか、集合住宅向けに「J:COM NET光」[1]サービスを提供しています。今回「ハイグレード（160Mbpsタイプ）」の提供を始めることで、戸建や小規模集合住宅にお住まいのお客様にも超高速インターネット接続サービスをご利用いただけるようになります。本サービスは2007年4月からJ:COM関西南大阪局および和泉・泉大津局、9月から関西エリア各社でそれぞれスタートし、その他のサービスエリアにおいても順次開始する予定です。

[1]ケーブルウエストグループの各社を除く。

＜サービス概要＞

サービス名称：	ハイグレード（160Mbpsタイプ）
月額利用料金：	6,000円（税別、モデム料金含む） ※他サービスと同時加入の場合はセット割引を適用
サービス内容：	通信速度 下り最大160Mbps、上り最大10Mbps（ベストエフォート型） セキュリティパッケージ（メールウイルススキャン、ファイアウォールサービス、コンテンツフィルター等)は基本サービス内容（無料）に含まれます。

<ハイグレード(160Mbps タイプ) サービス提供エリア> ※2007 年 9 月サービス開始

ケーブルウエスト株式会社大阪セントラル社
大阪市（旭区、北区、城東区、中央区、鶴見区、東成区、東淀川区、都島区、淀川区）

株式会社ケーブルテレビ神戸
神戸市（西区、垂水区、須磨区、長田区、兵庫区）、三木市

株式会社ケーブルネット神戸芦屋
神戸市（灘区、東灘区、中央区、兵庫区）、芦屋市

株式会社ジェイコム関西
宝塚市、川西市、猪名川町、三田市、松原市、藤井寺市、八尾市、柏原市、羽曳野市、和歌山市、海南市、紀の川市貴志川町、岩出市、貝塚市、泉佐野市、泉南市、阪南市、熊取町、田尻町、岬町、堺市、大阪市（阿倍野区、住吉区、東住吉区、生野区、平野区、天王寺区）、和泉市
泉大津市、大阪狭山市、富田林市、河内長野市では 2007 年 4 月よりサービス開始

北摂ケーブルネット株式会社
箕面市、茨木市、摂津市

J:COMについて http://www.jcom.co.jp/

株式会社ジュピターテレコム（J:COM）は、1995 年に設立された国内最大手のケーブルテレビ局統括運営会社です。札幌、関東、関西、九州エリアの 24 社 41 局を通じて約 263 万世帯（2007 年 2 月 28 日現在）のお客様にケーブルテレビ、高速インターネット接続、固定電話、移動体通信の 4 サービスを提供しています。ホームパス世帯（敷設工事が済みいつでも加入頂ける世帯）は約 977 万世帯*（2007 年 2 月 28 日現在）です。ジャスダック証券取引所に上場しており（コード番号: 4817）、主要株主は住商/LGI スーパーメディア, LLC.です。

*ケーブルウエストグループ分のホームパス世帯（約 140 万世帯）については、当社と算出方法が異なります。

この発表文にはジュピターテレコムおよびその関係会社の将来または将来の経営予測に関する事項が含まれています。この発表文で述べまたは暗示しているこれらの事項には、各種のリスク・不確定な要素などが含まれており、従って、将来における当社の今後の実績・活動内容・業績などの実質的結果と異なることがあります。

News Release

2007年4月2日
株式会社ジュピターテレコム
(コード番号: 4817 JASDAQ)

J:COM グループ 人事異動のお知らせ

株式会社ジュピターテレコム（J:COM、本社：東京都港区、代表取締役社長 最高経営責任者：森泉 知行）は今般、下記の人事異動を実施しました。

● グループ各社の株主総会決議を受けての異動は以下の通りです。
※社名の表記がないものは㈱ジュピターテレコムの役職です。

3月20日付
㈱ジェイコムさいたま 監査役
森井　敏晴（旧 ㈱ジェイコム千葉 代表取締役社長 兼 浦安局長）

㈱ジェイコム千葉 代表取締役社長 兼 浦安局長 兼 経営企画部長
小河　泰輔（旧 ㈱ジェイコム千葉 社長補佐 兼 経営企画部長）

3月22日付
北摂ケーブルネット㈱ 代表取締役社長
井花　慎治（旧 ケーブルウエスト㈱ 執行役員 マーケティング担当）

3月23日付
㈱ケーブルネット神戸芦屋 代表取締役社長
長谷川　亨（旧 北摂ケーブルネット㈱ 代表取締役社長）

㈱ケーブルネット神戸芦屋 代表取締役副社長
櫻井　隆（旧 ㈱ケーブルネット神戸芦屋 代表取締役社長）

3月26日付
㈱ジェイコムせたまち 代表取締役副社長
小竹　完治（旧 ㈱ジェイコムせたまち 代表取締役社長）

3月27日付
㈱ジェイコム東京 監査役
為國　正博（旧 インターナルコントロール推進部長 兼 検査部長）

3月28日付
アットネットホーム㈱ 代表取締役社長
地平　茂一（旧 アットネットホーム㈱ 社長補佐）

取締役 管理本部長 兼 人事本部長
伊藤　聡（旧 取締役 管理本部長 兼 人事本部長 兼 ㈱ジェイコム関東 代表取締役社長）

3月29日付
さくらケーブルテレビ㈱ 代表取締役社長
岡田　茂（旧 さくらケーブルテレビ㈱ 代表取締役副社長）

さくらケーブルテレビ㈱ 取締役 相談役
井出　敦之（旧 さくらケーブルテレビ㈱ 代表取締役社長）

㈱ジェイコム関東 代表取締役社長 兼 ㈱ジェイコムせたまち 代表取締役社長
古賀　祐治（旧 ㈱ジェイコム北九州 代表取締役社長）

㈱ジェイコム北九州 代表取締役社長
京　克樹（旧 ㈱ジェイコム関西 取締役 かわち局長）

4月1日付
㈱ケーブルネット神戸芦屋 特別顧問
田中　良一（旧 ㈱ケーブルテレビ神戸 代表取締役社長）

● 通常の人事異動は以下の通りです。

3月16日付
技術本部 副本部長 兼 ネットワーク技術部長 兼 技術管理部長
白井　義吾生（旧 技術本部 副本部長 兼 ネットワーク技術部長）

資材調達部長
豊川　博仁（旧 技術管理部長）

技術本部長補佐
宮澤　信一（旧 資材調達部長）

3月27日付
検査部長
重原　正明（旧 検査部 副部長）

インターナルコントロール推進部長
稲木　幹雄（旧 インターナルコントロール推進部 マネージャー
兼 検査部 マネージャー）

4月1日付
商品戦略本部 副本部長 兼 技術開発部長
吉原　辰也（旧 技術開発部長）

財務・経理本部 副本部長 兼 財務部長 兼 ㈱ジェイコムファイナンス 代表取締役社長
滝沢　隆（旧 財務部長 兼 ㈱ジェイコムファイナンス 代表取締役社長）

システム本部長 兼 システム企画部長
　　　　岡田　壮祐（旧 情報システム本部長）

IT推進部長
　　　　川端　雅和（旧 IT推進部長 兼 システム企画部長）

J:COMについて http://www.jcom.co.jp/

株式会社ジュピターテレコム（J:COM）は、1995 年に設立された国内最大手のケーブルテレビ局統括運営会社です。札幌、関東、関西、九州エリアの 24 社 41 局を通じて約 263 万世帯（2007 年 2 月 28 日現在）のお客様にケーブルテレビ、高速インターネット接続、固定電話、移動体通信の 4 サービスを提供しています。ホームパス世帯（敷設工事が済みいつでも加入頂ける世帯）は約 977 万世帯*7（2007 年 2 月 28 日現在）です。ジャスダック証券取引所に上場しており（コード番号: 4817）、主要株主は住商/LGI スーパーメディア, LLC.です。

この発表文にはジュピターテレコムおよびその関係会社の将来または将来の経営予測に関する事項が含まれています。この発表文で述べまたは暗示しているこれらの事項には、各種のリスク・不確定な要素などが含まれており、従って、将来における当社の今後の実績・活動内容・業績などの実質的結果と異なることがあります。

J:COM

February 28, 2007

Notice on Revision of the Amount of Compensation, etc. as Stock Options for Directors and Statutory Auditors and Determination of Details of Compensation

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817) hereby announces that we have resolved in our board of directors meeting held on February 28,2007 to propose at the 13th annual general meeting of shareholders scheduled to be held on March 27, 2007, approval to revise the amount of compensation, etc, for directors and statutory auditors and determine the details of compensation, etc. as a part of revision of officers compensation system.

1. Reason for the Proposal

From the business year ending December 2006, the company abolished its retirement allowance system for directors (limited to those directors engaged primarily in the management of the company) and statutory auditors (excluding non full-time auditors) and replaced it with the allocation of share purchase warrants as stock compensation type stock options with equivalent economic value of retirement allowance so abolished, exercise price of which is 1 yen per share. The objective is to raise motivation and morale in improving the company's performance, as well as increasing sensitivity to the company's share price and performance, and having the company's directors and statutory auditors share not only the advantages of an increase in share price with shareholders, but also the risk of a decline in share price.

Prior to the enforcement of the Corporate Law of Japan (Law No. 86 of 2005), approval by special resolution at the company's general meeting of shareholders was necessary for the issuance of share purchase warrants, as that constituted "issuance of share purchase warrants with especially favorable terms and conditions to persons other than shareholders." However, after the Corporate Law of Japan took effect, share purchase warrants distributed as stock options to the company's directors and statutory auditors may be regarded as part of directors' and statutory auditors' compensation, etc., respectively.

In conjunction with this, the company desires to revise the overall structure of compensation, etc., for its officers with the objective of motivating officers to execute management with a further awareness of the company's performance and share price based on a medium and long-term perspective.

Accordingly, the company desires to allocate two types of share purchase warrants as stock compensation type stock options. These are the "stock compensation type stock options as a medium-term incentive," which seek to raise the company's performance and share price over the medium-term by giving directors a medium-term incentive through the establishment of the medium-term exercise period described in Section 2. (1) - ③ below, and the "stock compensation type stock options as a long-term incentive," which seek to raise the company's performance and share price over the long-term by giving directors and statutory auditors respectively a long-term incentive by allowing them to exercise share purchase warrants, in principle, from the day immediately after ceasing to hold the position of director and statutory auditor of the company, respectively, by setting the long-term exercise period described in Section 2. (2) - ③ below.

The amount and details of compensation, etc., in share purchase warrants allocated as stock options have been calculated based on the company's performance and factors such as the work performance by and contribution of directors for the medium-term stock compensation type stock options, and based on the company's performance, the past payment of retirement allowance, and factors such as the work performance by and contribution of directors and statutory auditors respectively for the stock compensation type stock options as a long-term incentive.

Furthermore, in conjunction with the adoption of the stock compensation type stock options as a medium-term incentive and the stock compensation type stock options as a long-term incentive, the company desires to reduce the amount of compensation, etc., for directors from 800 million yen per annum to 600 million yen per annum.

2. Details of the Proposal

The extraordinary general meeting of shareholders convened on September 29, 2000 approved the amount of compensation, etc., for the company's directors within 800 million yen per annum and the amount of compensation, etc., for the company's statutory auditors within 100 million yen per annum. Now, the company seeks approval to revise the cap of compensation, etc., for directors to within 600 million per annum. Also, apart from these amounts of compensation, etc., for directors and statutory auditors respectively, the company seeks approval for the compensation, etc., as described below for its directors and statutory auditors respectively, related to share purchase warrants allocated as stock options to directors (limited to those directors engaged primarily in the management of the company) and statutory auditors (excludes non full-time auditors).

The compensation as described below shall not include the employee salary of officers who serve as employees.
There are currently 12 directors and 4 statutory auditors. If the proposal to elect directors is approved in its original form, there will be 13 directors.

(1) Stock Compensation Type Stock Options as a Medium-Term Incentive

The company seeks approval for compensation, etc., relating to share purchase warrants to be allocated as stock options detailed below capped at 200 million yen per annum.

① Total Number of Share Purchase Warrants, and Class and Number of Shares that are the Subject of the Share Purchase Warrants

Total Number of Share Purchase Warrants: The number of share purchase warrants to be issued within one year of the date of the general meeting of shareholders relating to each fiscal year shall be capped at 2,000 units.

Class and Number of Shares that are the Subject of the Share Purchase Warrants: The number of shares that may be granted through the exercise of share purchase warrants to be issued within one year of the date of the general meeting of shareholders relating to each fiscal year shall be capped at 2,000 shares of common stock of the company. When the Number of Granted Shares (defined below) is to be adjusted, the number of shares to be so granted shall be capped at the number of the share purchase warrants above multiplied by the adjusted Number of Granted Shares.

The number of shares for each share purchase warrant ("Number of Granted Shares") shall be one share.

When it is appropriate for the company to adjust the Number of Granted Shares as a result of conducting a merger, an issuance of shares through an offering, a demerger, a share split or a share consolidation, the company may make the adjustment to the Number of Granted Shares that it deems necessary.

② Value of Assets to be Contributed on the Exercise of Share Purchase Warrants

The value of assets to be contributed on the exercise of each share purchase warrant shall be 1 yen, which is an amount per share to be paid in order to obtain shares upon the exercise of the share purchase warrants, multiplied by the Number of Granted Shares.

③ Exercise Period of Share Purchase Period

Within 8 years of the day immediately following the allocation of share purchase warrants.

④ Restriction on Acquiring Share Purchase Warrants by Transfer

The acquisition of share purchase warrants by transfer is subject to the approval by resolution of the board of directors of the company.

⑤ Other Conditions for the Exercise of Share Purchase Warrants

The conditions for the exercise of share purchase warrants shall be determined by either the general meeting of shareholders or the board of directors of the company that resolves the terms of offering of share purchase warrants.

(2) Stock Compensation Type Stock Options as a long-term incentive

The company seeks approval for compensation, etc., relating to share purchase warrants to be allocated as stock options detailed below capped at 50 million yen per annum for the directors and 5 million yen for the statutory auditors.

① Total Number of Share Purchase Warrants, and Class and Number of Shares that are the Subject of the Share Purchase Warrants

Total Number of Share Purchase Warrants: The number of share purchase warrants to be issued within one year of the date of the general meeting of shareholders relating to each fiscal year shall be capped at 500 units for the directors and 50 units for the statutory auditors.

Class and Number of Shares that are the Subject of the Share Purchase Warrants: The number of shares that may be granted through the exercise of share purchase warrants to be issued within one year of the date of the general meeting of shareholders relating to each fiscal year shall be capped at 500 shares of common stock of the company for the directors and 50 shares of common stock of the company for the statutory auditors. When the Number of Granted Shares (defined below) is to be adjusted, the number of shares to be so granted shall be capped at the number of share purchase warrants above multiplied by the adjusted Number of Granted Shares.

The number of shares for each share purchase warrant ("Number of Granted Shares") shall be one share.

When it is appropriate for the company to adjust the Number of Granted Shares as a result of conducting a merger, an issuance of shares through an offering, a demerger, a share split or a share consolidation, the company may make the adjustment to the Number of Granted Shares that it deems necessary.

② Value of Assets to be Contributed on the Exercise of Share Purchase Warrants

The value of assets to be contributed on the exercise of each share purchase warrant shall be 1 yen, which is an amount per share to be paid in order to obtain shares upon the exercise of the share purchase warrants, multiplied by the Number of Granted Shares.

③ Exercise Period of Share Purchase Warrants

Within 20 years of the day immediately following the allocation of share purchase warrants.

④ Restriction on Acquiring Share Purchase Warrants by Transfer

The acquisition of share purchase warrants by transfer is subject to the approval by resolution of the board of directors of the company.

⑤ Other Conditions for the Exercise of Share Purchase Warrants

The exercise of share purchase warrants by their holders is allowed, in principle, from the day immediately following the date when such holder ceased to hold the position of director and/or statutory auditor of the company. Other conditions for the exercise of share purchase warrants shall be determined by either the general meeting of shareholders or the board of directors of the company that resolves the terms of offering of share purchase warrants.

About J:COM

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving approximately 2.63 million subscribing households (as of January 31, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 24 managed franchises (as of January 31, 2007) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 9.75 million (as of January 31, 2007). J:COM's principal shareholder is LGI/Sumishō Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

February 28, 2007

Partial Amendments to the Articles of Incorporation

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817) hereby announces that we have resolved in our board of directors meeting held on February 28,2007 to propose at the 13th annual shareholders meeting scheduled to be held on March 27, 2007 "Partial Amendments to the Articles of Incorporation" Details are as follows.

1. Reasons for the amendment

(1)To facilitate diversifying business and to prepare for future business deployments, the business objective of Company is added and rules are sorted in Article 2 of current Articles of Incorporation (Article 2 of revised draft of Articles of Incorporation).

(2)In order to improve thoroughness of notification and to streamline procedures, the change of announcement method to electric announcement and the announcement method when electric announcement is not available are stipulated in Article 4 of existing Articles of Incorporation (Article 4 of the revised draft of Articles of Incorporation).

(3)Article 14 of the revised draft of Articles of Incorporation is newly established, as the Company is now capable of assuming the Internet disclosure based on Corporate Calculation Rule and Implementation Rule of Corporate Law as provisioning of information that should be displayed or listed in materials of the shareholders general meeting by stipulating in Articles of Incorporation.

(4)Along with establishment of Article 14 of the revised draft of Articles of Incorporation, the article numbering is rolled forward.

2. Details of Changes

Details of changes are as follows.

(Changes are underlined.)

Current Articles of Incorporation	Amended Articles of Incorporation
ARTICLE 2. BUSINESS OBJECTIVES	ARTICLE 2. BUSINESS OBJECTIVES
The objectives and purposes of the Company shall be to engage in the following businesses and services:	[Same as Current]
1. Cable television broadcasting service and cable radio broadcasting service. 2. Telecommunication service under the Telecommunications Law.	1.~2. [Same as Current]
3. Consigned broadcasting service under the Broadcasting Law and supply of programs through telecommunication satellites.	3. Broadcasting service under the Broadcasting Law and supply of programs.
4. Design, construction and maintenance of cable television broadcasting facilities and telecommunications facilities.	[Same as Current]
5. Development, sales, lease and repair of machinery, and tools and software relating to cable television broadcasting and telecommunications.	5. Development, sales, lease, repair and installation of machinery, and tools and software relating to cable television broadcasting, broadcasting and telecommunications.
6. Acting as advertisement agency.	6. Development and sale of advertising media and Acting as advertisement agency.
7. Publication and sale of publications. 8. Channel lease of cable television broadcasting facilities. 9. Renting studios for audio and video recording and any incidental equipment. 10. Guidance and training of broadcasting engineers, and development and sale of broadcasting technology. 11. Import and export of films and videotapes for broadcast on television.	7.~11. [Same as Current]
[New Provision]	12. Production of television program and control.
[New Provision]	13. Information processing, provision and other information service.
[New Provision]	14. Direct marketing business.
[New Provision]	15. Loan
12. Investment in corporations engaged in the businesses and services set forth above and consulting with regard to such businesses and services.	16. Planning, research, development, consignment and consulting related to above business, and sale of know-how.
13. All other businesses and services incidental and related to those set forth above.	17. All other businesses and services incidental and related to those set forth above.

Current Articles of Incorporation	Amended Articles of Incorporation
ARTICLE 4. METHOD OF PUBLIC NOTICE All public notices by the Company shall be made in the "Nihon Keizai Shinbun".	ARTICLE 4. METHOD OF PUBLIC NOTICE All public notices by the Company shall be given electronically. If, due to accident or some other unavoidable reason, electronic publication is not possible, then public notice will be made in the "Nihon Keizai Shinbun".
[New Provision]	ARTICLE 14. PROVISION OF REFERENCE DOCUMENTS FOR GENERAL MEETINGS OF SHAREHOLDERS VIA THE INTERNET The Company may, in accordance with the rules established by the Ministry of Justice, use the Internet to furnish shareholders with reference documents for general meetings of shareholders, business reports, non-consolidated and consolidated financial statements, or other information that should be displayed or described therein, and such information may be deemed to have been furnished to shareholders.
ARTICLE 14.~ARTICLE37. [Articles Omission]	ARTICLE 15.~ARTICLE38. [Same as Current]
ARTICLE 38. ENFORCEMENT OF CORPORATE LAW The modification of these Articles of Incorporation shall become effective as of the date on which the Corporate Law (Law No. 86 of 2005) becomes effective.	[Deleted]

About J:COM
Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving approximately 2.63 million subscribing households (as of January 31, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 24 managed franchises (as of January 31, 2007) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 9.75 million (as of January 31, 2007). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

RECEIVED
2007 APR 11 A 10: 17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 28, 2007
FOR IMMEDIATE RELEASE

J:COM Announces Board Changes

Tokyo, JAPAN – Jupiter Telecommunications Co., Ltd. (J:COM), the largest multiple system operator (MSO) in Japan based on the number of customers served, announced today intended changes in the members of its board of directors as approved at the J:COM Board of Directors meeting February 28. The following changes will be placed on the agenda at J:COM's 13th general meeting of shareholders to be convened on March 27, 2007.

1. Nominees - J:COM Board of Directors (as of March 27, 2007)

Mr. Masayuki Matsumoto *(current President, Cable West Inc.).*

April 1969	Joined Matsushita Electric Industrial Co., Ltd.
April 1995	Technical Director and Product Planning Director, Video Movie Business
October 2000	Director, AVC Company Video Division Co., Ltd.
January 2001	Advisor, Osaka Central Cablenetwork Co., Ltd.
April 2002	President, Osaka Central Cablenetwork Co., Ltd.
December 2004	President, Co.,Ltd.

Mr. Akira Ito *(current President, J:COM Kanto Co., Ltd.*
General Manager, Administration Division and Human Resources Division, Jupiter Telecommunications Co.,Ltd)

July 1971	Joined Sumitomo Corporation Co., Ltd.
July 1997	VP, Administration, Jupiter Telecommunications Co., Ltd.
March 2002	President, J:COM Kanto Co., Ltd.
November 2003	SVP, Administration, Jupiter Telecommunications Co., Ltd.
March 2005	Advisor to EVP and VP, Corporate Legal Dept.
	President, Chofu Cable Television Co., Ltd.

January 2006	General Manager, Administration Division and Human Resources Division

Mr. Yoshio Osawa *(current Executive Officer, General Manager, Network Division)*

April 1975	Joined Sumitomo Corporation Co., Ltd.
September 1999	General Manager, Electronic Materials & Equipment Dept.
April 2001	General Manager, Network Systems Dept.
May 2002	Assistant General Manager, Network Division & General Manager, Network Systems Dept.
April 2003	Corporate Officer, General Manager, Network Division
April 2005	Executive Officer, General Manager, Network Division

Mr. Mark Luiz *(current Executive Vice President, Jupiter TV Co., Ltd.)*

September 1988	Joined United Artists Entertainment Programming
April 2000	Chief Executive Officer, Content Division,Telewest plc
April 2002	Chief Operating Officer, Cable Division
August 2002	Finance Director
August 2005	Executive Vice President, Jupiter Programming Co., Ltd.(current Jupiter TV Co.,Ltd.)

2. Resigning – J:COM Board of Directors (as of March 27, 2007)

Director	Gregory B. Armstrong	(current Director)
Director	Michael G. Losier	(current Director)
Director	Daisuke Mikogami	(current Director)

About J:COM

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving approximately 2.63 million subscribing households (as of January 31, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 24 managed franchises (as of January 31, 2007) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 9.75 million (as of January 31, 2007). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

March 27, 2007
FOR IMMEDIATE RELEASE

J:COM Announces Organizational and Personnel Changes

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, announced the approval of organizational and personnel changes at a board of directors meeting held today. From April 1, 2007, the current top-level divisions will be placed into "unit" and units will be placed under a "group." The goal of the divisional reorganization is to improve transparency and increase operational and management efficiency.

Reorganization Summary
From April 1, 2007, ten divisions will be reorganized into six "units." The Internal Auditing Department will remain unchanged. The six units will be comprised of:
1) the new Corporate Planning & Strategy Unit;
2) the Human Resources & Administration Unit and the Finance & Accounting Unit, which will continue to operate as before, and
3) the Service Strategy Unit, the Customer Relation Unit and the Engineering & AIT Unit, which will be placed within the new Operations Group.

* The names in brackets below indicate a sub-division of the preceding unit.

New Unit:
- Corporate Planning & Strategy Unit
  (Corporate Planning & Strategy Division, Corporate Communications Division)

Reorganization of the Operations Group:
- Service Strategy Unit
  (Service Strategy Division)
- Customer Relation Unit
  (Marketing & Sales Division, Customer Care Division)
- Engineering & AIT Unit
  (Engineering Division, AIT Division)

Please see the separate organization chart attached below the release for reference.

Personnel Change Overview
As of April 1st, 2007

Mr. Tomoyuki Moriizumi
New Position: Representative Director, President; Chief Executive Officer; Corporate Planning & Strategy Unit Officer
Previous Position: Representative Director, President; Chief Executive Officer; GM, Corporate Planning & Strategy Division

Mr. Mineo Fukuda
New Position: Representative Director, Executive Vice President; Chief Operating Officer; Operations Group Officer; Customer Relation Unit Officer; GM, Marketing & Sales Division; GM, Customer Care Division
Previous Position: Representative Director, Executive Vice President; Chief Operating Officer; GM, Marketing & Sales Division; GM, Customer Care Division

Mr. Akira Ito
New Position: Director; Human Resources & Administration Unit Officer; GM, Administration Division
Previous Position: Director; GM, Administration Division; GM, Human Resources Division

Mr. Toru Kato
New Position: Director; Service Strategy Unit Officer; GM, Service Strategy Division
Previous Position: Director; GM, Service Strategy Division

Mr. Shunzo Yamaguchi
New Position: Director; Engineering & AIT Unit Officer; GM, Engineering Division; President, J:COM Technology Co., Ltd.
Previous Position: Director; GM, Engineering Division; President, J:COM Technology Co., Ltd.

Mr. Ikkyo Watanabe
New Position: Finance & Accounting Unit Officer; GM, Finance & Accounting Division
Previous Position: Chief Financial Officer; GM, Finance & Accounting Division

Mr. Ken Sasaki
New Position: GM, Corporate Planning & Strategy Division; GM, Corporate Planning Department
Previous Position: Deputy GM, Corporate Planning & Strategy Division; GM, Corporate Planning Department

Mr. Keiji Ariizumi
New Position: GM, Human Resources Division; GM, Human Development Department
Previous Position: Deputy GM, Human Resources Division; GM, Human Development Department

About J:COM

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 2.63 million subscribing households (as of February 28, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 24 managed franchises (as of February 28, 2007) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is 9.77 million (of which Cable West group has approximately 1.4 million as of February 28, 2007). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

New Organization Chart
(Departments except Internal Auditing Department and Committees are obmitted)


BOARD OF DIRECTORS
Management Steering Committee
PRESIDENT & CEO
Internal Auditing Dept.
Corporate Planning & Strategy Unit
Corporate Planning & Strategy Division
Corporate Communications Division
Human Resources & Administration Unit
Human Resources Division
Administration Division
Finance & Accounting Unit
Finance & Accounting Division
Operations Group
Service Strategy Unit
Service Strategy Division
Customer Relation Unit
Marketing & Sales Division
Customer Care Division
Engineering & AIT Unit
Engineering Division
AIT Division

J:COM

March 27, 2007
FOR IMMEDIATE RELEASE
For more information contact:

J:COM Announces New Board Members

Tokyo, JAPAN – Jupiter Telecommunications Co., Ltd. (J:COM), the largest multiple system operator (MSO) in Japan based on the number of customers served, today held its ordinary shareholders meeting and board of directors meeting where director and statutory auditor assignments were approved.

J:COM New Board Members

President & CEO	Tomoyuki Moriizumi
Executive Vice President & COO	Mineo Fukuda
Director	Shunzo Yamaguchi
Director	Toru Kato
Director	Masayuki Matsumoto
Director	Akira Ito
Director	Shingo Yoshii
Director	Yoshio Osawa
Director	Seiichi Morimoto
Director	Miranda Curtis
Director	Graham Hollis
Director	Yasushige Nishimura
Director	Mark Luiz
Statutory Auditor	Tsuguhito Aoki
Statutory Auditor	Masatoshi Hayashi
Statutory Auditor	John Sandoval
Statutory Auditor	Michael Erickson

New Members

Mr. Masayuki Matsumoto (Current President, Cable West Inc.)

April 1969	Joined Matsushita Electric Industrial Co., Ltd.
April 1995	Technical Director and Product Planning Director, Video Movie Business
October 2000	Director, AVC Company Video Division Co., Ltd.
January 2001	Advisor, Osaka Central Cablenetwork Co., Ltd.
April 2002	President, Osaka Central Cablenetwork Co., Ltd.
December 2004	President, Cable West Inc.

Mr. Akira Ito (Current General Manager, Administration Division and Human Resources Division)

July 1971	Joined Sumitomo Corporation Co., Ltd.
July 1997	VP, Administration, Jupiter Telecommunications Co., Ltd.
March 2002	President, J:COM Kanto Co., Ltd.
November 2003	SVP, Administration, Jupiter Telecommunications Co., Ltd.
March 2005	Advisor to EVP and VP, Corporate Legal Dept. President, Chofu Cable Inc.
January 2006	General Manager, Administration Division and Human Resources Division

Mr. Yoshio Osawa (Current Executive Officer, General Manager, Network Division)

April 1975	Joined Sumitomo Corporation Co., Ltd.
September 1999	General Manager, Electronic Materials & Equipment Dept.
April 2001	General Manager, Network Systems Dept.
May 2002	Assistant General Manager, Network Division & General Manager, Network Systems Dept.
April 2003	Corporate Officer, General Manager, Network Division
April 2005	Executive Officer, General Manager, Network Division

Mr. Mark Luiz (Executive Vice President, Jupiter Programming Co., Ltd.)

September 1988	Joined United Artists Entertainment Programming
April 2000	Chief Executive Officer, Content Division, Telewest plc
April 2002	Chief Operating Officer, Cable Division, Telewest plc
August 2002	Finance Director, Telewest plc
August 2005	Executive Vice President, Jupiter Programming Co., Ltd.

About J:COM

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 2.63 million subscribing households (as of February 28, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 24 managed franchises (as of February 28, 2007) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is 9.77 million (of which Cable West group has approximately 1.4 million as of February 28, 2007). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

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Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

END